UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

 DIGITALPOST INTERACTIVE, INC.
(fka: HomAssist Corp)

(Exact Name of Registrant as Specified in Charter)

Nevada	20-3183236
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

3240 El Camino Real, Suite 230, Irvine, CA 92602
(Address of Principal Executive Offices)(Zip Code)

(714) 824-3000
Registrant’s Telephone Number

Commission File No.  333-124405

Securities to be registered under Section 12(b) of the Exchange Act:

Title of each class to be so registered:	Name of exchange on which each class is to be registered:

Securities to be registered under Section 12(g) of the Exchange Act: $.001 Par Value Common Stock

$.001 Par Value Common Stock
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐                                                                                      Accelerated filer   ☐
Non-accelerated filer    ☐                                                                                      Smaller reporting company   ☒

EXPLANATORY NOTES

In this Form 10, we are registering our common stock as a class of securities under Section 12(g) of the Exchange Act of 1934 ("Exchange Act"). Previously the Company had only filed a registration statement for the sale of common stock on Form SB-2/A on December 27, 2005 under the Securities Act of 1933 ("Securities Act").  Therefore the Company was only responsible for SEC reporting under Rule 15d of the Securities Act.  With the effectiveness of this registration statement on Form 10, we will be responsible for reporting under Section 13 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, Section 27A of the Securities Act, and the Private Securities Litigation Reform Act of 1995. Any statements contained in this report that are not statements of historical fact may be forward-looking statements. When we use the words “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will” and similar expressions, we are identifying forward-looking statements. Forward-looking statements involve risks and uncertainties, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. These factors include, among others, our need to raise additional financing, risks related to the development of our business, our history of losses; the historical volatility of our stock prices; general market conditions; and other factors that may affect our business.

Except as may be required by applicable law, we do not undertake or intend to update or revise our forward-looking statements, and we assume no obligation to update any forward-looking statements contained in this Form 10 as a result of new information or future events or developments. You should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should carefully review and consider the various disclosures we make in this report and our other reports filed with the US Securities and Exchange Commission (the “Commission”) that attempt to advise interested parties of the risks, uncertainties and other factors that may affect our business.

ITEM 1.      Business.

DigitalPost Interactive, Inc. was incorporated on July 15, 2004, in the State of Nevada.  The Company's principal executive offices are located at #2340 El Camino Real, Suite #230, Irvine, CA  92602. Our telephone number is (714) 824-3000. We maintain Internet websites at www.DigitalPostInteractive.com and www.TheFamilyPost.com.  These websites, and the information contained therein, are not a part of this current report.

The Merger

Prior to January 25, 2007, we were known as HomAssist Corporation, a Nevada corporation (“HomAssist”).  On January 30, 2007, we acquired The Family Post, Inc., a privately held California corporation (“Old TFP”), pursuant to an agreement and plan of merger, dated as of January 16, 2007, as amended (the “Merger Agreement”), by and among us, Old TFP and our wholly-owned subsidiary (“Merger Sub”), providing for the merger of Merger Sub and Old TFP, with the Merger Sub being the surviving corporation as our wholly-owned subsidiary (the “Merger”).  Immediately following the Merger, we changed our name to DigitalPost Interactive, Inc. (“DPI” or the “Company”), the Merger Sub changed its name to The Family Post, Inc. (“New TFP”), and we began operating New TFPs business of Internet content sharing.

Effective upon the closing of the Merger, the directors elected at the special meeting, who comprise all of the then current HomAssist directors, resigned and the sole director of Old TFP became the new sole director of DPI.

Prior to the Merger, HomAssist had 15,600,000 shares of common stock issued and outstanding.  As part of the Merger, the Company issued 37,233,385 shares of our common stock to the former stockholders of Old TFP in exchange for all of the issued and outstanding shares of common stock of Old TFP (16,478,175 shares).  As part of the Merger, HomAssist also adopted the existing stock option agreements of Old TFP (“Old TFP Option Agreements”) outstanding under which options to purchase 7,724,850 shares of common stock of Old TFP outstanding prior to the Merger were converted into options to purchase 17,426,615 shares of common stock of DPI.

As of January 30, 2007, just immediately following the closing of the Merger, there were 52,833,385 shares of DPI common stock outstanding, of which the pre-Merger stockholders of HomAssist owned approximately 29.6% and the pre

Merger stockholders of Old TFP owned approximately 70.4%.  As a result, Old TFP has been treated as the acquiring company for accounting purposes.  The Merger has been accounted for as a reverse acquisition in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.”  Reported results of operations of the combined group issued after completion of the transaction will reflect Old TFP’s operations.

On January 25, 2007, the Company changed its fiscal year end from January 31st to December 31st..

Business of the Issuer

We are a SaaS (Software as a Service) and application provider that delivers digital media sharing solutions.  We produce destination websites that allow subscribers and other users to securely share digital media, including photos, calendars, videos, message boards and history. Our proprietary website administration system, Qwik-Post™, and online video uploading system, Video-PostSM allow PC users to manage these “virtual family rooms” and provides a destination to display photo and video memories, discussions, and history.

We earn revenue primarily from subscriptions generated from monthly subscriptions for Website hosting services. The typical subscription agreement includes the usage of a personalized website and hosting services.  As of June 20, 2008, we have generated 4,157 subscribers, have 7,026 users, and have transferred more than 2,471 gigabytes of consumer digital media across our systems.  However, our revenues are not sufficient to cover our operating costs and expenses. During the three months ended March 31, 2008, the years ended December 31, 2007 and 2006 and for the period from inception July 14, 2005 through December 31, 2005, our revenues were $51,300, $118,100, $13,900 and $4,500, respectively. We are in the early phases of revenue generating activities and intend to market our product more aggressively upon completion of additional debt or equity financing.

Industry Overview and Addressable Market

Creating Keepsakes Magazine estimates consumers annually spend $18 billion on greeting cards, scrapbooks and photos in physical/digital form. The U.S. Census Bureau projected 57 million U.S. family households in 2006. DPI represents a multi-million dollar opportunity as Internet users move their user-generated content online and will have a need for the elegant presentation and secured lifetime storage of these precious memories in multiple vertical markets.

Internet and image-based technology today enables consumers to create an abundance of content that includes photos and video requiring highly functional, immersive online destinations that can present, protect and preserve this content.  This is the new web, also known as Web 2.0.  We believe that the key forces driving the expansion of this segment of the Web 2.0 market are:

•	The proliferation of digital cameras and camcorders to a broader base of consumers

•	The strong consumer desire for secure sharing digital content on the Internet

•	The growing consumer desire to find an easy, single location for storing their user-generated digital content

•	The increasing participation by consumers in online communities

•	The increasing penetration of high-speed connectivity to a broader base of consumers

The addressable market for our platform and tools includes the vast population of users who create Internet content in text, and by digital photographic devices such as cameras and camcorders. We currently address several adjacent markets related to consumers’ desire to create and share content, including:

•	The photo studio market

•	The wedding industry

•	The baby industry

•	The scrapbooking industry

•	The military

•	Consumer ISPs / Hosting & Domain Services

Our platforms are highly scalable to a variety of additional vertical markets.  Our tools fit well in sectors and industries where simplified and powerful sharing of content, images, and video effectively brings groups of people together in an interactive online environment.  As the new web rushes forward, we will attempt to expand our market penetration to include:

•	The sports industry

•	The education sector

•	The pet industry

•	The travel industry

•	The religious sector

•	The newborn sector

•	And others…

Competition

The user-generated content industry is competitive, and we expect competition to increase in the future. These competitors include My Family, Famster, Family Lobby, My Great Big Family, EasySite and Connected Family.

The DPI Competitive Advantage

We have developed platforms and tools that allow us to offer consumers a better way to enjoy, share and preserve their user-generated content. We believe that our business model is supported by the following characteristics:

Viral network effect. Our customers create a viral network of new users and customers in a number of ways. They generate most of the content on our service by uploading their photos. They share their photos electronically with their friends and families, extending and endorsing our brand and creating a sense of community.

Loyal customer base. Our high-quality products and services, together with our focus on continuous innovation, have allowed us to establish high customer loyalty. Our conversion of users within the free two week trial has consistently been over 90% for the past 6 months.  Post-trial, we enjoy a high subscription retention rate of over 80%.  As users populate their websites with content, photos, and videos, they remain as active subscribers, adding monthly revenue until the consumer cancels their service.

Premium pricing power. We believe that we are able to maintain premium pricing for our services as a result of our brand equity, the high-quality of our platform and tools, and the loyal customer base we have created.

Deep customer understanding. Customer insights are an important source of new product and service innovation for us, and we continually strive to understand our customers’ needs in order to improve customer satisfaction. We had invested significant time and resources to understand and address the needs of our customers through market research, focus groups, customer surveys, usability testing, customer response to promotions and customer service interactions.

Trusted premium brand. Our focus on ease of use, website quality, secure storage, continual product advancement and attentive customer service has established DPI as a trusted premium brand.

Customer-focused approach. The entire DPI customer experience — including free trial, the ability to upload, edit, store and share content in a dynamic website environment and the fact that a single subscription can host an unlimited number of users — reflects our customer-focused approach.

With DPI at the forefront of the Web 2.0 space, we face competition from dozens of established Internet companies.

Our Growth Strategy

Our goal is to grow our suite of Internet services into a premium lifestyle brand and become the potentially leading platform for highly functional, interactive website destinations dedicated to improving the sharing, protection and preservation of user-generated content. In addition to the strong market trends supporting our business, we believe our growth will be supported by the following initiatives:

Expansion of vertical integration. We will continue to introduce our platform and tools into additional verticals through strategic partnerships and acquisitions.

Expansion products and services offerings. We will continue to develop our technology to include forward-thinking functionality and benchmarks increasing the widespread adoption of our platform and tools.

Promotion of brand awareness. We will continue promote the DPI brand through marketing campaigns. We will leverage new and existing channels, which include word-of-mouth marketing, print and online advertising, affiliate and referral programs, search engine marketing and complementary strategic alliances to generate high visibility to the DPI brand.

Expansion of customer base. To quickly and cost-effectively introduce DPI to the Web 2.0 marketplace, we intend to give basic, limited storage and functionality DPI websites away for free.  Utilizing this “freemium” marketing strategy we expect to obtain thousands of users in a relatively short period of time.  We believe that when people discover and adopt our remarkable online platform, they will tell their friends, families, and business associates about it, who, in turn, will tell others through word of mouth or email communications. Several other successful web-based technology product launches including Skype, Firefox, MySpace, Friendster, Hotmail, and others have successfully used this marketing and distribution strategy, obtaining millions of members in a very short period of time.

International expansion. We intend to develop additional business opportunities through international expansion, targeting consumers in key geographic areas where user-generated content is high and where Internet usage is widespread.

Product Overview

The DPI Platform

The DPI platform provides user content generating tools for uploading content and digital media within a very easy user interface. Our platform is highly scalable to a variety of market verticals, effectively bringing groups of people together in an attractive and interactive online environment. The DPI platform includes the following key features:

Security/ Disaster Recovery - Our members’ information is safe and secure in our data center and further backed-up weekly to Iron Mountain, the industry standard 3rd party data vault.

Ease Of Use - DPI uses a browser based interface providing easy-to-use, intuitive management of the customer sites.

Powerful Application Install – The DPI Management Interface, Qwik-Post, comes with the Aurigma Image Uploader, giving users the ability to upload any number of files at one time.  In addition, it also provides file compression before uploading, thereby greatly reducing the time needed to upload media.

Web Based - Because DPI is web-based, the application is accessed through the internet and resides on servers at our data center.  All standard browsers are 100% compliant with the DPI Platform.

Safe Access - Our members can securely access their website and Qwik-Post administration panel at anytime, from wherever they are, from any computer connected to the internet.

Unlimited Members - Our members may grant website access into their accounts to as many other users as they like.

Compatibility - Our members can access their DPI websites and Qwik-Post using Internet Explorer, Firefox, Safari, Netscape and Opera Browsers.

Support – Our customer service team is available by email or phone, seven days a week.

Immediacy – Members can have their website up and running in minutes.

Affordability – Due to the highly-refined automation of the DPI engine, pricing can be tiered to accommodate all service levels and budgets.

The DPI Qwik-Post Application

Qwik-Post is the proprietary application that enables the user to administer all DPI functionality.  Qwik-Post allows users to add content to their websites within seconds and upload hundreds of pictures and videos in minutes. Accessible anywhere in the world, yet password-protected at the choice of the user, our interactive technology enables extended user bases to simultaneously upload and manage their digital media. With Qwik-Post, managing a website or a digital platform is made easy for users of all ages and levels of technical computer understanding.  The DPI Qwik-Post application includes the following key functionality:

Photo Albums - The Qwik-Post Photo Album feature enables users to gather their digital photos and post them quickly to their site. Users simply upload their images, then organize them in any order they like using our simplified drag and drop interface. In a matter of minutes users have created a professional quality multimedia slide show to share with friends and family over the internet.

Videos - The Video-Post upload engine enables users to quickly upload video directly to their websites regardless of the digital file format. Within three clicks, users can securely share their self-generated content with other users over the internet.

Message Boards - Our variety of Chat Rooms and Message Boards feature real time delivery of content for conversation over the internet. These interfaces are password protected and are enabled to be monitored through Qwik-Post. DPI provides a safe platform for children and families of all ages to communicate.

Site Calendar - Coordinating schedules, planning get-togethers and celebrations can involve endless phone calls and emails. DPI’s simple-to-use calendar makes event planning efficient as important dates such as meetings, birthdays, games, or anniversaries are all recorded in one place.

Newsletter – The newsletter feature enables users to create professional-looking newsletters that can be emailed to family and friends. Users simply select one of the pre-designed newsletter templates, add text, and insert photos from albums already on their family website.

Photo Store – The Photo Store application allows users to purchase prints and photo-related gifts such as mugs, T-shirts, calendars and more directly through their family website.

Many more features – Including eMail, News, History, Kids Pages, Directory, and Blogs.

Additional Product Enhancements

Our mission is to build the Web 2.0 space’s most advanced user content generating tools for uploading content and digital media within a very easy user interface.  In pursuit of that mission, we intend to rapidly respond to ongoing customer feedback and feature requests.  Below are some items on our product roadmap:

Tiered security settings: Tiered read/write access for family & friends
•	Calendar Enhancements
	1.	Calendar Shortcut: Enables users to update their calendar page in fewer than 3 clicks

	2.	Calendar Evites: Calendar reminders systematically sent using eCards
•	eCards

1.	User-generation of themed electronic postcards/
2.	Upon creation of new photo album, system sends eCards to users, directly linking them to the photo album

•	Auto-generation of alternate user names: Reconciliation of duplicate user names
•	Enhanced message board

1.	Larger and standardized across templates
2.	Ability to add links into text for enhanced messaging

•	Multiple kids pages: Enables user uploading of multiple subjects per child
•	Basic on-line photo editing

•	Family Tree: Allows user generation of relationships between family members in a visual and interactive format
•	Website Counter: Enables notification of website changes and visits

•	Additional themes

Intellectual Property

We have applied for certain trademarks and service marks and have a portfolio of intellectual property. When necessary, we intend to enforce our intellectual property rights by, among other things, searching the Internet to detect unauthorized use of our intellectual property, identifying products that feature unauthorized use of our intellectual property and seeking restraining orders and/or damages in court against individuals or entities infringing upon our intellectual property rights.  Our failure to thwart piracy, infringement or other unauthorized use of our intellectual property rights effectively could adversely affect our operating results.

Employees

As of the date of this report, we had 14 full-time employees and several independent contractors and consultants.  Our employees are located in Irvine, California.  We believe that our relationships with our employees are generally good.  None of our employees is represented by a union.

ITEM 1A.     Risk Factors

Not Required.

ITEM  2.     Financial Information

Management’s Discussion and Analysis

Business Overview

We are a SaaS (Software as a Service) and application provider that delivers digital media sharing solutions.  We produce destination websites that allow subscribers and other users to securely share digital media, including photos, calendars, videos, message boards and history. Our proprietary website administration system, Qwik-Post™, and online video uploading system, Video-PostSM allow PC users to manage these “virtual family rooms” and provides a destination to display photo and video memories, discussions, and history.

We earn revenue primarily from subscriptions generated from monthly subscriptions for Website hosting services. The typical subscription agreement includes the usage of a personalized website and hosting services.  As of June 20, 2008, we have generated 4,157 subscribers, have 7,026 users, and have transferred more than 2,471 gigabytes of consumer digital media across our systems. However, our revenues are not sufficient to cover our operating costs and expenses. During the three months ended March 31, 2008, the years ended December 31, 2007 and 2006 and for the period from inception July 14, 2005 through December 31, 2005, our revenues were $51,300, $118,100, $13,900 and $4,500, respectively. We are in the early phases of revenue generating activities and intend to market our product more aggressively upon completion of additional debt or equity financing.

Current Conditions

Since the inception of our business in 2005, we have incurred significant losses.  We incurred net losses of $981,200, $2,544,500, $743,000 and $206,700 for the three months ended March 31, 2008, the years ended December 31, 2007 and 2006 and for the period from inception July 14, 2005 through December 31, 2005, respectively. As of March 31, 2008, we had an accumulated deficit of approximately $4,475,400. We expect operating losses and negative cash flow to continue for the foreseeable future.  We anticipate that our losses will increase significantly from current levels because we expect to incur significant additional costs and expenses related to being a public company, brand development, advertising, marketing and promotional activities, as well as the employment of additional personnel as our business activities expand. Our ability to become profitable depends on our ability to generate new revenue and sustain substantially higher revenue while maintaining reasonable expense levels.  In particular, although we intend to increase significantly our spending on marketing and promotional activities, these efforts may not be effective in growing our brand, increasing our subscriber base or generating new revenues.  If we do not achieve profitability, we may not be able to continue our operations.

Since inception through December 31, 2007, we raised approximately $3.1 million in private debt and equity financing.  In January 2008, we entered into a $1 million private placement with foreign investors under a Regulation S Stock Purchase agreement, which we received approximately $598,100 through May 14, 2008. Additionally, in May 2008, we received $100,000 pursuant to a convertible note offering (see Note 12 to the condensed unaudited financial statements included elsewhere in this report). We plan to use the proceeds of the most recent offering for marketing of our product, increasing revenue generating activities and for general working capital purposes.  In addition to the $1 million Regulation S Stock Purchase agreement we entered into in January 2008 and convertible notes we entered into in May 2008, we plan to continue to raise capital by sales of additional private placement equity or debt offerings during the remainder of 2008, although we have no assurance that such financings will be completed.

Going Concern

We have not established sufficient sources of revenue to cover our operating costs and, as such, we have incurred operating losses since inception. Further, as of March 31, 2008, our cash resources were insufficient to meet our current working capital needs and on going business plan. These and other factors raise substantial doubt about our ability to continue as a going concern. The report of the independent registered public accounting firm accompanying the audit of our financial statements for the year ended December 31, 2007, as filed with our Form 10-KSB with the SEC in March 2008, contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern because of our operating losses and our need for additional capital.  Such doubt could make it more difficult for us to raise additional capital and may materially and adversely affect the terms of any financing that we may obtain. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of us to continue as a going concern.

Results of Operations

The Three Months Ended March 31, 2008 Compared to the Three Months Ended March 31, 2007

Total revenue was $51,300 and $12,200 for the three months ended March 31, 2008 and 2007, respectively, representing an increase of $39,100 or 320%. The increase was due to an increase in subscription revenues of $39,100 or 320% during the three months ended March 31, 2008 as compared the same period last year. Subscription revenue increased $39,100 due to an increase in our customers to 3,460 subscribers as of March 31, 2008 from 616 subscribers as of March 31, 2007. The increase in subscriptions was due to additional marketing activities performed during the three months ended March 31, 2008 as compared to the same period last year. We were formed in July 2005 and subscription revenues were just in the beginning stages during the start of 2006 and 2007. As we continued marketing activities and promotions, subscription revenues continued to increase through March 31, 2008.   Digital media and related Web 2.0 products and services are relatively new, and as a result, it is difficult to determine our current market share or predict our future market share.  We believe that the market for Web 2.0 products and services is growing and that related market opportunities are also expected to grow.   Our revenue, profitability and future growth depend not only on the anticipated market growth, but also our ability to execute our business plan and ultimate customer acceptance of our products and services and the success or failure of our competitors.  As a result, we expect the trend of our revenues to be positive, however, provide no assurance that such will occur.

Cost of revenue was $11,000 and $5,300 for the three months ended March 31, 2008 and 2007, respectively, representing an increase of $5,700 or 108%. The increase in cost of revenues for the three months ended March 31, 2008 as compared to the same period last year is due to primarily having increase subscription sales. Cost of subscription revenues for the three months ended March 31, 2008 were mostly derived from hosting and setup services incurred from website services provided to our subscribers.

Research and development expense was $58,700 and $48,500 for the three months ended  March 31, 2008 and 2007, respectively, representing an increase of $10,200 or 21%. The increase was primarily due to higher amounts of research and development activities, including increased costs of hiring new development personnel and consultants during the three months ended March 31, 2008 as compared to the same period last year.

Sales and marketing expense was $153,500 and $106,100 for the three months ended  March 31, 2008 and 2007, respectively, representing an increase of $47,400 or 45%. The increase was primarily due to higher amounts of sales and marketing activities and promotions during the three months ended  March 31, 2008 as compared to the same period last year. An increase in media advertising of $22,500 and an increase in marketing salaries of $12,900 related to the addition of new marketing personnel primarily contributed to the overall increase in sales and marketing expense.

General and administrative expense was $698,300 and $622,800 for the three months ended  March 31, 2008 and 2007, respectively, representing an increase of $75,500 or 12%. The increase was primarily due to: i) warrant expense of $223,000 related to warrants granted to our investor relations firm in February 2008, ii) an increase in staff personnel in the amount of $28,200, iii) an increase in office space related expenses of $10,600, and, iv) partially offset by a decrease in public company expenses of $45,700.  Also contributing to the change was the decrease in non cash stock compensation expense which included a decrease of $189,800. The decrease is primarily due to a one-time expense of $210,600 associated with the vesting acceleration of options related to the Merger. As part of the Merger, in exchange for options to purchase 7,724,850 shares of Old TFP common stock, we issued to the holders thereof options to purchase an aggregate of 17,426,615 shares of our common stock under the terms and conditions of our 2007 incentive and non statutory stock option plan.  As part of the terms and conditions of the Old TFP option agreements, 50% of the options granted and outstanding just prior to the Merger fully vested and became exercisable due to the Merger transaction itself. As a result, 8,713,308 of the 17,426,615 options issued became fully vested and exercisable and we recorded a one-time expense in the amount of $210,600 during the three months ended March 31, 2007. There was no such one-time expense during the three months ended March 31, 2008.

Interest expense was $110,100 and $1,500 for the three months ended March 31, 2008 and 2007, respectively, representing an increase of $108,600 or 7,240%.  The increase was attributable to interest and debt discount amortization expense of $110,100 during the three months ended March 31, 2008 which was mostly related to the convertible notes entered into October 2007.  There were no such notes outstanding during the same period last year.

The Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Total revenue was $118,100 and $13,900 for the year ended December 31, 2007 and 2006, respectively, representing an increase of $104,200 or 750%. The increase was due to an increase in subscription revenues of $84,200 or 606% during the year ended December 31, 2007 as compared the same period last year and an increase in professional services of $20,000 during the year ended December 31, 2007 as compared to the same period last year.

Subscription revenues for the year ended December 31, 2007 was $98,100 as compared to $13,900 during the same period last year. Subscription revenue increased $84,200 due to an increase in our customers to 2,775 subscribers as of December 31, 2007 from 476 subscribers as of December 31, 2006. The increase in subscriptions was due to additional marketing activities performed during the year ended December 31, 2007 as compared to the same period last year. We were formed in July 2005 and subscription revenues were just in the beginning stages during the start of 2006. As we continued marketing activities and promotions, subscription revenues continued to increase through December 31, 2007.   Digital media and related Web 2.0 products and services are relatively new, and as a result, it is difficult to determine our current market share or predict our future market share.  We believe that the market for Web 2.0 products and services is growing and that related market opportunities are also expected to grow.   Our revenue, profitability and future growth depend not only on the anticipated market growth, but also our ability to execute our business plan and ultimate customer acceptance of our products and services and the success or failure of our competitors.  As a result, we expect the trend of our revenues to be positive, however, provide no assurance that such will occur.

Professional services revenues for the year ended December 31, 2007 was $20,000 as compared to none during the same period last year. The increase was due to us providing custom website design services under a contract entered into on May 15, 2007 with a company which is a related party (see Note 9 to the Consolidated Financial Statements included elsewhere in this report). There were no such services rendered during the same period last year. The contract called for services of $20,000 in aggregate which were completed in the third quarter of 2007.   From time to time, we may enter into professional services agreements resulting from our strategic partnership marketing activities and as a result, revenues from professional services may re-occur in future periods. However, as of December 31, 2007, we had not entered into any significant professional services agreements and don’t expect the trend of future revenues from professional services to significantly increase in the foreseeable future.

Total cost of revenue was $48,100 and $10,600 for the year ended December 31, 2007 and 2006, respectively, representing an increase of $37,500 or 354%. The increase was due to an increase in subscription cost of revenues of $30,000 or 283% during the year ended December 31, 2007 and increased cost of professional services revenue of $7,500 during the year ended December 31, 2007.

The increase in cost of subscription revenues for the year ended December 31, 2007 as compared to the same period last year is due to primarily having an increase in subscription sales. Cost of subscription revenues for the year ended December 31, 2007 were mostly derived from hosting and setup services incurred from website services provided to our subscribers.

The increase in cost of professional services revenues for the year ended December 31, 2007 as compared to the same period last year is due to having provided professional services during the year ended December 31, 2007 whereas there were no such services provided during the same period last year.

Research and development expense was $361,700 and $106,400 for the year ended December 31, 2007 and 2006, respectively, representing an increase of $255,300 or 240%. The increase was primarily due to higher amounts of research and development activities, including increased costs of hiring new development personnel and consultants in the amount of $143,400 during the year ended December 31, 2007 as compared to the same period last year.

Sales and marketing expense was $685,400 and $171,700 for the year ended December 31, 2007 and 2006, respectively, representing an increase of $513,700 or 299%. The increase was primarily due to higher amounts of sales and marketing activities and promotions during the year ended December 31, 2007 as compared to the same period last year. An increase in media advertising of $222,500 and an increase in marketing salaries of $295,300 related to the addition of new marketing personnel primarily contributed to the overall increase in sales and marketing expense partially offset by a decrease in marketing consultants expense of $17,300.

General and administrative expense was $1,568,100 and $467,900 for the year ended December 31, 2007 and 2006, respectively, representing an increase of $1,100,200 or 235%. The increase was primarily due to increased staff personnel in the amount of $521,550, increased public company expenses of $115,200 and increased office space related expenses of $31,800. Also contributing to the change was the increase in non cash stock compensation expense which included an increase of $299,600. The increase is primarily due to a one-time expense of $210,600 associated with the vesting acceleration of options related to the Merger. As part of the Merger, in exchange for options to purchase 7,724,850 shares of Old TFP common stock, we issued to the holders thereof options to purchase an aggregate of 17,426,615 shares of our common stock under the terms and conditions of our 2007 incentive and non statutory stock option plan.  As part of the terms and conditions of the Old TFP option agreements, 50% of the options granted and outstanding just prior to the Merger fully vested and became exercisable due to the Merger transaction itself. As a result, 8,713,308 of the 17,426,615 options issued became fully vested and exercisable and we recorded a one-time expense in the amount of $210,600 during the year ended December 31, 2007. There was no such one-time expense during the same period last year.

Liquidity and Capital Resources

Cash Flows

At March 31, 2008, our cash and cash equivalents were $122,000, an increase of $33,600 from $88,400 as of December 31, 2007.  The increase was due to receiving $490,200 related to our Regulation S Stock Purchase agreement entered into January 2008, which was offset partially offset by cash used in operating activities of $412,300  and  $35,500 of cash used in the acquisition of and development of software.

Since inception, we have incurred losses and have had capital and stockholders’ deficits and limited cash to fund our operations.  Since inception through May 14, 2008 we have raised approximately $3.7 million through equity and debt financings and have no other significant source of cash. Although we expect to grow our revenues, they are not a significant source of cash at this time. Because we expect that revenues from operations will continue to be insufficient to meet our working capital needs, we will need to raise additional capital through equity or debt financings in the near future.  We cannot be certain that such capital will be available to us or whether such capital will be available on terms that are acceptable to us.  Such financing likely would be dilutive to existing stockholders and could result in significant financial and operating covenants that would negatively impact our business.  If we are unable to complete additional financings or to raise sufficient additional capital on acceptable terms, we will have insufficient funds to operate our business or pursue our planned growth.

Foreign Private Placement Equity Financing

In January 2008, we entered into a $1 million private placement with foreign investors under a Regulation S Stock Purchase agreement, which we issued 4,855,837 restricted shares for cash proceeds of $598,100 as of May 14, 2008.  The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 501 promulgated under the Securities Act of Regulation S.

Private Placement Convertible Debt Financing

In May 2008, four individual investors purchased an aggregate of $100,000 of 12% secured convertible notes and were issued warrants to purchase shares of our common stock. Each convertible note holder has the right, at any time, to convert their note into shares of our common stock at a conversion ratio of one share of common stock for each $.14 of principal amount of their note for a maximum potential aggregate of 714,285 shares of common stock; in addition, the investors were issued warrants to purchase an aggregate of 357,143 shares of common stock at an exercise price of $.14 per share that expire five years from the date of issuance.  Additionally, the convertible notes are secured by approximately 1.4 million restricted shares of our restricted common stock held by a third party.  These collateral shares return to us and become canceled when the terms of the convertible notes have been satisfied.  The offer and sale of the securities underlying these convertible notes were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Sections 4(2) and Section 4(6) of the Securities Act of 1933 and/or Rule 506 of Regulation D adopted thereunder.

In May 2008, an investor purchased $242,400 of 15% secured convertible notes and were issued warrants to purchase shares of our common stock. The convertible note holder has the right, at any time, to convert their note into shares of our common stock at a conversion ratio of one share of common stock for each $0.25 of principal amount of their note for a maximum potential aggregate of 969,696 shares of common stock; in addition, the investors were issued “Series A Warrants" to purchase 96,969 shares of common stock at an exercise price of $.25 per share that expire five years from the date of issuance and “Series B Warrants” to purchase 96,969 shares of common stock at an exercise price of $.30 per share that expire five years from the date of issuance.  The Series A Warrants also have a put option in the amount of $60,000.  The Series B Warrants have no put option.  Additionally, the convertible notes are secured by a security interest in all assets of the Company. The offer and sale of the securities underlying these convertible notes were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Sections 4(2) and Section 4(6) of the Securities Act of 1933 and/or Rule 506 of Regulation D adopted thereunder.

Other Financings

In February 2008, we entered into a one month unsecured loan with an unrelated party for an amount of $50,000.  The loan was fully paid in February 2008 and in conjunction with the loan, we issued 100,000 restricted common shares valued at $16,000 for a service fee related to the loan.

In addition to the equity and debt financing discussed above, we intend to conduct additional capital raising activities seeking additional private financings through the issuance of our common stock or issuance of debt instruments to increase our required working capital, increase the marketing of our product and increase revenue generating activities. We plan to complete additional private placement offerings during 2008, although we have no assurance that such financing will be completed.

Contractual Obligations

Off-Balance Sheet Arrangements

As of March 31, 2008, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Web Site Development Costs—Under Emerging Issues Taskforce Statement 00-2, Accounting for Web Site Development Costs (“EITF 00-2”), costs and expenses incurred during the planning and operating stages of the Company’s web site are expensed as incurred. Under EITF 00-2, costs incurred in the web site application and infrastructure development stages are capitalized by the Company and amortized to expense over the web site’s estimated useful life or period of benefit.

Research and Development Costs—We expense research and development costs as incurred.

Revenue Recognition— Our subscription revenue is generated from monthly subscriptions for Website hosting services. The typical subscription agreement includes the usage of a personalized website and hosting services. The individual deliverables are not independent of each other and are not sold or priced on a standalone basis. Costs to complete the Website and ready it for the end customer are minimal and are expensed to cost of revenue as incurred. Upon the completion of a customer’s signup and initial hosting of the Website, the subscription is offered free of charge for a two week trial period during which the customer can cancel at anytime. In accordance with Staff Accounting Bulletin (SAB) No. 104, after the two week trial period has ended, revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of our fees is probable. These criteria are met monthly as our service is provided on a month-to-month basis and collections are generally made in advance of the services. There is no provision for refunds as of March 31, 2008 or December 31, 2007, as the Company’s historical refund experience has been minimal.

Customers signup and agree to purchase the website service on a monthly or annual basis, at the customer’s option. The monthly customers pay monthly in advance of the services and as the services are performed we recognize subscription revenue on a daily basis.

For annual customers, upon payment of a full year’s subscription service, the subscription revenue is recorded as deferred revenue in our balance sheet. As services are performed, we recognize subscription revenue ratably on a daily basis.

Professional services revenue is generated from custom website design services. Our professional services revenue from contracts for custom Website design is recorded using a proportional performance model based on labor hours incurred. The extent of progress toward completion is measured by the labor hours incurred as a percentage of total estimated labor hours to complete. Labor hours are the most appropriate measure to allocate revenue among reporting periods, as they are the primary input to the provision of our professional services.

Stock-Based Compensation—Accounting for stock options issued to employees follows the provisions of SFAS No. 123R, Share-Based Payment.  This statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. We use the Black-Scholes option pricing model to measure the fair value of options granted to employees. This model requires significant estimates related to the award’s expected life and future stock price volatility.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement, the FASB having previously concluded in those accounting pronouncement that fair value is the relevant measurement attribute. This statement does not require any new fair value measurements. However, for some entities, the application of the statement will change current practice. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are currently reviewing the effect, if any, that this new pronouncement will have on our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 123(R).” This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets for a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We have reviewed the pronouncement, and we have determined it has no material impact on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities”, which applies to all entities with available-for-sale and trading securities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 did not have any material impact on our consolidated financial position or results of operations.

In December 2007, FASB issued SFAS No. 141R, Business Combinations (SFAS 141R), which retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141R changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The provisions of SFAS 141R are effective for fiscal years beginning after December 15, 2008 with earlier adoption prohibited. We are currently analyzing the effect of adopting SFAS 141R.

In December 2007, FASB issued SFAS No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160), which requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain aspects of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141R. This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The provisions of SFAS 160 are effective for fiscal years beginning after December 15, 2008 with earlier adoption prohibited. We are currently analyzing the effect of adopting SFAS 160.

ITEM  3.     Properties.

Our principal office is located in Irvine, California where we lease approximately 2,900 square feet of office space pursuant to a lease that expires in March 2009. If we require additional space, we believe that we will be able to obtain such space on commercially reasonable terms.

ITEM 4. Security Ownership Of Certain Beneficial Owners And Management

The following table set forth information regarding the beneficial ownership of our common stock after consummation of the forward stock split and the Merger, except as noted in the footnotes below, by:

• each person known to be the beneficial owner of 5% or more of our outstanding common stock;

• each of our executive officers;

• each of our directors; and

• all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act and is calculated based on 59,014,607 shares of our common stock issued and outstanding on May 31, 2008.  In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable, as appropriate, or will become exercisable within 60 days of the reporting date are deemed outstanding, even if they have not actually been exercised.  Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name.  The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Beneficially Owned		Percent of Class

Mike Sawtell, CEO and Sole Director (1)	27,760,566	(3)	43.31%
Steve Pavlick (2)	3,317,524		5.62%
Steven Dong, CFO (1)	3,559,180	(4)	5.92%
Peter and Irene Gauld (2)	4,690,041	(5)	7.59%

All executive officers and directors as a group (2 persons)	31,319,746	(3)(4)	53.07%

(1)	3240 El Camino Real, Suite #230, Irvine, CA 92602.
(2)	c/o DigitalPost Interactive, Inc., 3240 El Camino Real, Suite #230, Irvine, CA 92602.
(3)	Includes 5,075,811 shares that can be issued to Mr. Sawtell pursuant to options to purchase shares of our common stock within 60 days.
(4)
Includes 698,989 shares that can be issued to a consulting firm owned by Mr. Dong pursuant to options to purchase shares of our common stock within 60 days; 365,260 conversion shares that can be issued upon conversion of convertible notes and 56,250 warrant shares that can be issued pursuant to convertible note warrants.

(5)	Includes 4,065,041 conversion shares that can be issued upon conversion of convertible notes and 625,000 warrant shares that can be issued pursuant to convertible note warrantss.

Item 6.                      Directors and Executive Officers

The following persons are our current executive officers and directors since January 30, 2007, and hold the offices set forth opposite their names:

Name	Age	Position
Michael Sawtell	50	Chairman and Sole Director of the Board of Directors, Chief Executive Officer and President
Steven Dong	42	Chief Financial Officer

Michael Sawtell is the sole director, founder and Chief Executive Officer of TFP since July 2005.  Prior to then, he was President and Chief Operating Officer of Interchange Corporation, a publicly-held Internet advertising and local search company from March of 2000 to April of 2005. From 1993 to 2000, Mr. Sawtell was the Chief Operating Officer and the Vice President of Sales for Informative Research, one of the largest mortgage services firms in the United States. From 1986 to 1993, Mr. Sawtell worked as a director of operations on the B-2 Stealth Bomber program for Northrop Grumman Corporation, a global defense company. He has also held key operational positions at General Dynamics, another global defense company.

Steven Dong has been our Chief Financial Officer since January 30, 2007.  From March 2006, he served as TFP’s consulting CFO under an agreement with a consulting firm owned by Mr. Dong.  Prior thereto, from 1999 to 2002, Mr. Dong served as Chief Financial Officer of Taitron Components, Inc., a publicly-held semi-conductor company. From 1995 to 1999, Mr. Dong served as a financial consultant specializing in assisting publicly held companies by serving as their interim Chief Financial Officer. From 1988 to 1995, Mr. Dong was employed by Coopers & Lybrand, LLP. Mr. Dong is a Certified Public Accountant and a member in good standing with the American Institute of Certified Public Accountants and California State Board of Accountancy.

Family Relationships

There are no family relationships among the individuals comprising our board of directors, management and other key personnel.

Involvement in Certain Legal Proceedings

During the past five years, none of the following have occurred that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the Company:

   1. A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

   2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

   3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

         (i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

         (ii) Engaging in any type of business practice; or

         (iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

   4. Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity; or

   5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.

   6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

ITEM 6.     Executive Compensation.

Compensation Discussion and Analysis

With respect to our executive compensation policies, the board of directors had determined that until a business combination or other strategic transaction was completed, we would continue to compensate our executive officer on a basis commensurate with cash compensation and benefit levels suitable with our cash position as a new company.

The following discussion and analysis reflects the compensation arrangements that we had with our executive officers.  After the Merger, and upon additional financing, if any, we expect to round out our management team. Our board of directors intends to review and modify, as necessary, our executive compensation policies in light of our current status as a new operating company and working capital (deficit) positions.  This review will be conducted with the goal of compensating our executives so as to maximize their, as well as our, performance.

Chief Executive Officer Compensation

Mr. Sawtell has served as our Chief Executive Officer and our Sole Director from July 2005.  From July 2005 through December 31, 2006, Mr. Sawtell did not have any employment agreement with us and received an annual salary of $75,000. Effective January 30, 2007, we entered into an employment agreement with Mr. Sawtell (See Executive Employment Contracts below) to serve as our Chief Executive Officer and President.

Compensation of Other Executive Officers

Mr. Dong has served as our Consulting Chief Financial Officer from March 2006 under a contract with a financial consulting firm owned by Mr. Dong.  Effective January 30, 2007, we entered into an employment agreement with Mr. Dong (See Executive Employment Contracts below) to serve as our Chief Financial Officer.

Stock Options

Stock options generally have been granted to our executive officer at the time of hire and at such other times as the board of directors has deemed appropriate, such as in connection with a promotion or upon nearing full vesting of prior options.  In determining option grants, the board of directors has considered the same industry survey data as used in its analysis of base salaries and bonuses, and has strived to make awards that are in line with its competitors. In general, the number of shares of common stock underlying the stock options granted to each executive has reflected the significance of that executive’s current and anticipated contributions to us.

In addition, the stock option grants made by the board of directors are designed to align the interests of management with those of the stockholders. In order to maintain the incentive and retention aspects of these grants, the board of directors has determined that a significant percentage of any officer’s stock options should be unvested option shares.

The value that may be realized from exercisable options depends on whether the price of the common stock at any particular point in time accurately reflects our performance. However, each individual optionholder, and not the board of directors, makes the determination as to whether to exercise options that have vested in any particular year.

During 2005, Mr. Sawtell was granted an option to purchase 4,511,833 shares of our common stock and during 2006, Mr. Sawtell was granted an option to purchase 6,767,749 shares of our common stock.  These options were partially cancelled, as discussed further below in Item 7. Certain Relationships And Related Transactions, And Director Independence.  During 2007 Mr. Sawtell was not granted any options.

In March 2006, options to purchase 902,367 shares of our common stock were granted to a financial consulting firm owned by Mr. Dong and in November 2006, he was granted an option to purchase 225,592 shares of our common stock. These options were partially cancelled, as discussed further below in Item 7. Certain Relationships And Related Transactions, And Director Independence. During 2007 Mr. Dong was granted an option to purchase 875,000 shares of our common stock, as discussed further below.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public company for compensation over $1 million paid to its Chief Executive Officer and its four other most highly compensated executive officers. However, if certain performance-based requirements are met, qualifying compensation will not be subject to this deduction limit.  Although the limitations of Section 162(m) generally have not been of concern to us while we were a shell corporation, we intend to consider the requirements of Section 162(m) in developing our compensation policies now that we are an operating company.

Summary Compensation Table

The following table sets forth certain compensation information as to our Chief Executive Officer and Chief Financial Officer who were our executive officers (the “Named Executive Officers”), for each of the years ended December 31, 2007 and 2006; no other executive officers had compensation of more than $100,000 annually for 2006, and 2007:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year		Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (3)		Total ($)
Michael Sawtell President and Chief Executive Officer	2007 2006		185,800 75,000	50,000 --	-- --	195,400 25,600	-- --	-- --	18,900 15,000	(3)	450,100 115,600
Steven Dong Chief Financial Officer	2007 2006	(5) (5)	146,800 --	-- --	-- --	18,900 --	-- --	-- --	45,000 --	(4)	210,700 --

(1)
Mr. Sawtell and Mr. Dong entered into employment agreements on January 30, 2007, (further discussed below) for annual salaries of $210,000 and $175,000, respectively.  The amounts shown above include the amounts paid starting on January 30, 2007 through December 31, 2007.

(2)
The value of the options granted to our named executives has been estimated pursuant to Statement of Financial Accounting Standards No. 123R,  Share-Based Payment ("SFAS 123R"), using the Black-Scholes option pricing model with the following weighted average assumptions: For 2007: expected life of 4.5 years, volatility of 45%, risk-free interest of 4.43%, and no dividend yield; for 2006: expected life of 4.5 years, volatility of 45%, risk-free interest of 4.69%, and no dividend yield.  See the table below for the grants made and see Note 8 of the Notes to the Consolidated Financial Statements included elsewhere in this report for a description of the vesting schedule of option awards granted under the 2007 SOP.

(3)	Includes deferred salary for Mr. Sawtell in the amount of $8,100 that was accrued yet unpaid as of December 31, 2007, and car allowance paid in the amount of $10,800.
(4)
Includes deferred salary for Mr.Dong in the amount of $6,700, respectively, that was accrued yet unpaid as of December 31, 2007; and other compensation amounts due to Steven Dong in the amount of  $38,300; both the $6,700 and $38,300 were used as consideration from Mr. Dong to purchase $45,000 of convertible notes in October, 2007, see Note 7 of the Notes to the Consolidated Financial Statements included elsewhere in this report for a description of the convertible notes financing.

(5)
Mr. Dong became an employee on January 30, 2007, as a result, no amounts are shown paid to him as an employee during 2006. From March 2006 through January 30, 2007, Mr. Dong performed consulting work for us pursuant to a consulting agreement with a firm owned by Mr. Dong.  We paid this consulting firm $11,600 and $81,000 during 2006 and 2007, respectively, see Note 9 of the Notes to the Consolidated Financial Statements included elsewhere in this report for a description of transactions with the consulting firm owned by Mr. Dong.  Additionally, the consulting firm was granted options to purchase 1,127,958 shares of our common stock in 2006 which SFAS 123R related expense incurred amounted to $11,800 in 2006 and $21,500 in 2007.

Grants of Plan-Based Awards

The following table provides information regarding grants of plan-based awards that we granted to the Named Executive Officers during the fiscal year ended December 31, 2007. All options were granted at the fair market value of our common stock on the date of grant, as determined by our board of directors.  Each option represents the right to purchase one share of our common stock. Generally, none of the shares subject to options are vested at the time of grant and 25% of the shares subject to such option grants vest on the date which is nine months from the date of grant. The remainder of the shares vests in equal nine month installments over the remaining 27 months thereafter.

2007 Plan-Based Awards Table and Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding exercisable and unexercisable stock options held by the Named Executive Officers as of December 31, 2007.
Name	Grant Date		All Other Stock Awards: Number of Shares of Stock or Units(#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards

Mike Sawtell, CEO
	11/13/2006		6,767,749		$0.09	$ 260,300
	7/14/2005	(1)	4,511,833		$.04	$ 44,200

Steven Dong, CFO	10/4/2007		875,000		$0.70	$ 263,400
	3/15/2006	(2)	451,183	(2)	$.04	$ 17,400
	3/15/2006	(2)	451,183	(2)	$.09	$ 25,900
	4/3/2006	(2)	225,592	(2)	$.09	$ 17,400

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date

Mike Sawtell, CEO	5,075,811		1,691,938	(3)	$ 0.09	11/13/2012

Steven Dong, CFO	-		875,000	(7)	$ 0.70	10/4/2013
	338,387	(2)	112,796	(2) (4)	$ 0.09	3/15/2011
	191,409	(2)	112,799	(2) (5)	$ 0.04	3/15/2011
	169,194	(2)	56,398	(2) (6)	$ 0.09	4/3/2011

(1) An option to purchase 4,511,833 shares of our common stock granted to Mr. Sawtell was cancelled unexercised pursuant to the Merger on January 30, 2007.  None of the 4,511,833 remain outstanding as of December 31, 2007.

(2) Mr. Dong became an employee on January 30, 2007. From March 2006 through January 30, 2007, Mr. Dong performed consulting work for us pursuant to a consulting agreement with a firm owned by Mr. Dong.  We granted options to purchase
451,183, 451,183 and 225,592 to this consulting firm owned by Mr. Dong.

(3) 1,691,938 option shares will vest on July 31, 2008.
(4) 112,796 option shares will vest on July 31, 2008.

(5) 112,799 option shares will vest on July 31, 2008.
(6) 56,398 option shares will vest on July 31, 2008.

(7) 218,750 option shares will vest on each of the dates: July 4, 2008; April 4, 2009; October 4, 2009; and April 4, 2010.

Compensation of Directors and Committee Members

We have agreed to pay Mr. Vanderhorst, our sole audit committee member $2,500 per fiscal quarter.  There are presently no other arrangements providing for payments to directors for director or consulting services.  We expect to establish these arrangements shortly upon increased business activities.

Executive Employment Contract

Employment Agreement with Michael Sawtell

We entered into an employment agreement with Mr. Sawtell, our Chief Executive Officer on January 30, 2007. The employment agreement has a term of five years and automatically renews for additional one year terms unless either party terminates it with at least 30 days notice to the other party.

The material terms of the agreement are:  (i) base annual salary of $210,000; (ii) participation in our standard employee benefit plans; (iii) initial one time bonus of $50,000 for successful closing of Merger; (iv) reimbursable expenses customarily given to Executives; (v) other bonuses at the discretion of the board of directors and (vi) severance arrangements described below.

If we terminate Mr. Sawtell’s employment agreement without cause, or if Mr. Sawtell resigns for good reason, each as defined in the agreement, we are obligated to pay Mr. Sawtell the greater of his annual salary for the remaining term of the agreement or three years of his annual salary rate at the time of termination without cause or resignation for good reason, benefits for 24 months following the date of termination, and the right for 24 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had Mr. Sawtell’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination.

Employment Agreement with Steven Dong

We entered into an employment agreement with Mr. Dong, our Chief Financial Officer on January 30, 2007. The employment agreement has a term of two years and automatically renews for additional one year terms unless either party terminates it with at least 30 days notice to the other party.

The material terms of the agreement are:  (i) base annual salary of $175,000; (ii) participation in our standard employee benefit plans; (iii) initial one time bonus of $30,000 for successful closing of Merger (iv) reimbursable expenses customarily given to Executives; (v) various bonuses related to performance metrics; (vi) other bonuses at the discretion of the board of directors and (vii) severance arrangements described below.

If we terminate Mr. Dong’s employment agreement without cause, or if Mr. Dong terminates the agreement with good reason, each as defined in the agreement, we are obligated to pay Mr. Dong: (i) his annual salary and other benefits earned prior to termination, (ii) the greater of his annual salary for the remaining term of the agreement or his annual salary payable over one year, (iii) benefits for 12 months following the date of termination, and (iv) the right for 12 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had Mr. Dong’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination.

 Each of the employment agreements discussed above provide for the immediate vesting of stock options granted pursuant thereto upon (i) a change in control of us or (ii) a termination of the executive’s employment without cause or for good reason within 120 days prior to the execution and delivery of an agreement which results in a change in control. Additionally, a change in control constitutes “good reason” under the terms of each of the agreements, thus permitting each of Mr. Sawtell and Mr. Dong to terminate his respective employment and receive the severance benefits discussed above. Under the terms of each employment agreement, a change in control is deemed to have occurred if, as a result of a tender offer, other acquisition, merger, consolidation or sale or transfer of assets, any person(s) (as used in Sections 13(d) or 14(d) of the Securities Exchange Act of 1934) becomes the beneficial owner (as defined in regulations promulgated under the Exchange Act) of a total of fifty percent (50%) or more of either our outstanding common stock or our assets; provided, however, that a change of control is not deemed to have occurred if a person who beneficially owned fifty percent (50%) or more of our common stock as of the effective date of the respective employment agreement continued to do so during the term the employment agreement.

The employment agreements with Mr. Sawtell and Mr. Dong also contain standard confidentiality provisions that apply indefinitely and non-solicitation provisions that will apply during the term of the employment agreements and for a 12-month period thereafter.

Compensation Committee Interlocks and Insider Participation

During 2007, we did not have a compensation committee or another committee of the board of directors performing equivalent functions.  Instead the entire board of directors performed the function of compensation committee.  As a sole member of the board of directors, Mr. Sawtell, our chief executive officer and sole board of director, approved the executive compensation, however, there were no deliberations relating to executive officer compensation during 2007.

ITEM 7. Certain Relationships And Related Transactions and Director Independence

On May 15, 2007, we entered into an agreement with a company whereby its chief executive officer is also a related party of ours pursuant to an advisory agreement and is also a member of our Board of Advisors. The agreement called for us to provide custom web site pages for a total amount of $20,000, of which the $20,000 was paid and recorded to revenue during the year ended December 31, 2007.

On June 15, 2007, pursuant to a consulting agreement, we granted an option to purchase 75,000 shares of our common stock to a consultant who is also a sibling of our chief executive officer.

 As of December 31, 2007 we owed an executive officer $54,000 (see Note 6 to the Consolidated Financial Statements enclosed elsewhere in this report).

Commencing from March 1, 2006 through January 30, 2007, a stockholder also served as Old TFP’s financial consultant under a consulting agreement with a firm owned by the stockholder.  On January 30, 2007, we entered into an employment agreement with the stockholder to become our chief financial officer (further discussed above). From January 1, 2007 to January 30, 2007, for consulting services rendered, the consulting firm received $11,700 cash proceeds. The consulting agreement also provides cash finder’s fees of 10% of any gross proceeds raised through an introduction made by the consultant and was amended to 7.5% through December 31, 2007. During the twelve months ended December 31, 2007, the Company incurred $81,800 as financing costs of which $72,000 cash was paid to the consulting firm for finder’s fees owed to the consulting firm during the twelve months ended December 31, 2007.  The remaining amount of $9,800 was relinquished by the consulting firm as partial consideration for amending the 7.5% finder’s fee back to 10%. As a result, the Company owed no amounts as of December 31, 2007 to the consulting firm. During the year ended December 31, 2006, the Company paid the stockholder pursuant to the consulting agreement $11,600 for services provided.

In October 2007, one of the five investors who entered into the Convertible Notes (see Note 7 to the Consolidated Financial Statements included elsewhere in this report) was our chief financial officer.  We owed the chief financial officer $92,300 at the time of the offering, of which, the chief financial officer exchanged $45,000 of the $92,300 due for $45,000 of Convertible Notes.  As of December 31, 2007, the remaining $47,300 owed to the officer was relinquished by the officer in partial consideration for amending the finder’s fee related to an agreement with a consulting firm owned by the officer (further discussed above) from 7.5% back to 10%.  As a result, no amounts were due to the officer as of December 31, 2007.

During January 2007, Old TFP re-priced all common stock investor rounds made since inception, July 14, 2005, and cancelled related stock options issued with those investments. As a result, Old TFP issued an additional 4,419,979 shares of common stock to its investors and cancelled options to purchase 7,162,534 shares of common stock of Old TFP. As part of the 4,419,979 new shares issued, 3,383,875 shares of common stock were issued to the chief executive officer, and as part of the options to purchase 7,162,534 shares cancelled, 4,511,833 options were held by the chief executive officer, and were cancelled as part of this transaction. As part of the 4,419,979 new shares of common stock issued, 132,702 shares were returned back to Old TFP by the then consulting chief financial officer, and as part of the options to purchase 7,162,534 shares cancelled, 225,592 options were held by the then consulting chief financial officer, and were cancelled as part of the this transaction.

On January 30, 2007, the Company entered into executive employment agreements with its chief executive officer and chief financial officer. The agreements for the chief executive officer and chief financial officer have terms of five and two years, respectively. In connection with the Merger, the agreements were filed with the Securities and Exchange Commission on Form 8-K, dated January 30, 2007.

The material terms of the chief executive officer’s agreement are: (i) base annual salary of $210,000; (ii) participation in our standard employee benefit plans; (iii) initial one time bonus of $50,000 for successful closing of Merger; (iv) reimbursable expenses customarily given to executives; (v) other bonuses at the discretion of the board of directors and (vi) severance arrangements described below. If the Company terminates the chief executive officer’s employment agreement without cause, or if the chief executive officer resigns for good reason, each as defined in the agreement, the Company is obligated to pay the chief executive officer the greater of his annual salary for the remaining term of the agreement or three years of his annual salary rate at the time of termination without cause or resignation for good reason, benefits for 24 months following the date of termination, and the right for 24 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had the chief executive officer’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination. The agreement is partially cancelable because the Company did not raise a minimum of $2 million within 90 days of the Merger, however, the Company does not expect to terminate the executive’s agreement as of the date of this report.

The material terms of the chief financial officer’s agreement are: (i) base annual salary of $175,000; (ii) participation in our standard employee benefit plans; (iii) initial one time bonus of $30,000 for successful closing of Merger (iv) reimbursable expenses customarily given to executives; (v) various bonuses related to performance metrics; (vi) other bonuses at the discretion of the board of directors and (vii) severance arrangements described below. If the Company terminates the chief financial officer’s employment agreement without cause, or if the chief financial officer terminates the agreement with good reason, each as defined in the agreement, the Company is obligated to pay the chief financial officer: (i) his annual salary and other benefits earned prior to termination, (ii) the greater of his annual salary for the remaining term of the agreement or his annual salary payable over one year, (iii) benefits for 12 months following the date of termination, and (iv) the right for 12 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had the chief financial officer’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination. The agreement is partially cancelable because the Company did not raise a minimum of $2 million within 90 days of the Merger, however, the Company does not expect to terminate the executive’s agreement as of the date of this report.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the American Stock Exchange LLC, or the AMEX.  The board of directors also will consult with counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of audit committee members.  The AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

Currently we do not satisfy the “independent director” requirements of the American Stock Exchange, which requires that a majority of a company’s directors be independent.  Our board of directors intends to appoint additional members, each of whom will satisfy such independence requirements.

Item 8.                      Legal Proceedings.

None.

Item 9.                      Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Our shares of common stock, par value $0.001 per share, are quoted on the OTC Bulletin Board under the symbol “DGLP.”  Prior to January 26, 2007, our common stock was quoted on the OTC Bulletin Board under the symbol “HMAS.”  Effective January 26, 2007, our stock quote symbol was changed to DGLP and remains quoted on the OTC Bulletin Board.  The following table sets forth the range of high and low closing sale prices for the common stock as reported by the OTC Bulletin Board for the periods indicted below.

	High	Low
2008
First Quarter	$0.50	$0.29

2007
Fourth Quarter	$0.87	$0.29
Third Quarter	$1.15	$0.35
Second Quarter	$1.20	$0.40
First Quarter	$2.70	$0.95

2006
Fourth Quarter	$1.51	$1.13
Third Quarter	$1.20	$1.10
Second Quarter	$--	$--
First Quarter	$--	$--

2005
Fourth Quarter	$--	$--
Third Quarter	$--	$--
Second Quarter	$--	$--
First Quarter	$--	$--

The closing sale prices in the table above reflect inter-dealer prices, without retail mark-up or commissions and may not represent actual transaction

Item 10.  Recent Sales of Unregistered Securities

Sales of Unregistered Securities - 2008
In January 2008, we entered into a $1 million private placement with foreign investors under a Regulation S Stock Purchase agreement, which we issued 5,145,837 restricted shares for cash proceeds of $619,000 as of June 20, 2008.  The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 501 promulgated under the Securities Act of Regulation S.

In February 2008, we entered into a one month unsecured loan with an unrelated party for an amount of $50,000.  The loan was fully paid in February 2008 and in conjunction with the loan, we issued 100,000 restricted common shares valued at $16,000 for a service fee related to the loan.

In May 2008, four individual investors purchased an aggregate of $100,000 of 12% secured convertible notes and were issued warrants to purchase shares of our common stock. Each convertible note holder has the right, at any time, to convert their note into shares of our common stock at a conversion ratio of one share of common stock for each $0.14 of principal amount of their note for a maximum potential aggregate of 714,285 shares of common stock; in addition, the investors were issued warrants to purchase an aggregate of 357,143 shares of common stock at an exercise price of $.14 per share that expire five years from the date of issuance.  Additionally, the convertible notes are secured by approximately 1.4 million restricted shares of our restricted common stock held by a third party.  These collateral shares return to us and become canceled when the terms of the convertible notes have been satisfied.  The offer and sale of the securities underlying these convertible notes were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Sections 4(2) and Section 4(6) of the Securities Act of 1933 and/or Rule 506 of Regulation D adopted thereunder.

In May 2008, an investor purchased $242,400 of 15% secured convertible notes and were issued warrants to purchase shares of our common stock. The convertible note holder has the right, at any time, to convert their note into shares of our common stock at a conversion ratio of one share of common stock for each $0.25 of principal amount of their note for a maximum potential aggregate of 969,696 shares of common stock; in addition, the investors were issued “Series A Warrants" to purchase 96,969 shares of common stock at an exercise price of $.25 per share that expire five years from the date of issuance and “Series B Warrants” to purchase 96,969 shares of common stock at an exercise price of $.30 per share that expire five years from the date of issuance.  The Series A Warrants also have a put option in the amount of $60,000.  The Series B Warrants have no put option.  Additionally, the convertible notes are secured by a security interest in all assets of the Company. The offer and sale of the securities underlying these convertible notes were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Sections 4(2) and Section 4(6) of the Securities Act of 1933 and/or Rule 506 of Regulation D adopted thereunder.

Sales of Unregistered Securities - 2007
As part of the Merger on January 30, 2007, we issued 37,173,385 shares of our common stock to the former stockholders of Old TFP in exchange for all of the issued and outstanding shares of common stock of Old TFP.  As part of the Merger, in exchange for options to purchase 7,724,850 shares of Old TFP common stock, we issued to the holders thereof options to purchase an aggregate of 17,426,615 shares of our common stock under the same terms and conditions as the Old TFP Option Agreements.  As a result of the Merger, the former stockholders of Old TFP became holders of DPI common stock, and holders of Old TFP options became holders of options to acquire shares of DPI common stock.

Following the Merger, there were 52,833,385 shares of DPI common stock outstanding, of which the pre-Merger stockholders of HomAssist owned approximately 29.6% and the pre-Merger stockholders of Old TFP owned approximately 70.4%.

During January 2007, we re-priced all of our common stock investor rounds made since July 14, 2005, the date of our inception and cancelled related stock options issued with the investment. As a result, we issued an additional 4,419,979 of common stock to our investors and cancelled options to purchase 7,162,534 shares of our common stock. As part of the 4,419,979 new shares issued, 3,383,875 shares of the common stock were issued to the Chief Executive Officer and as part of the 7,1652,534 options cancelled, 4,511,833 of which were held by the Chief Executive Officer and were cancelled as part of this transaction. As part of the 4,419,979 new shares issued, 132,702 shares were returned back to us by the then Consulting Chief Financial Officer and as part of the 7,162,534 options cancelled, 225,592 options were held by the then Consulting Chief Financial Officer and were cancelled as part of the this transaction.

During April 2007, we agreed to a $4 million private placement for the issuance of up to 2,540,000 restricted common shares at $1.57 per share. As of November 12, 2007, we have received $1,130,000 of the $4 million private placement, $1,090,000 of which was received during the nine months ended September 30, 2007.  In October 2007, the Company closed the $4 million private placement. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D.

During October 2007, we commenced a private offering of our securities for the purpose of raising investment whereby we entered into Convertible Notes (see Item 1 Note 11 for further discussion). Pursuant to the terms of the offering, the investors purchased an aggregate of $767,000 of 8% senior secured convertible notes and were issued warrants to purchase shares of our common stock. The Convertible Notes are secured by our assets and are due in two years from the date of each note.  Each investor has the right, at any time, to convert their note into shares of our common stock at a conversion ratio of one share of common stock for each $0.40 of principal amount of their note for a maximum potential aggregate of 1,917,500 shares of common stock; in addition, the investors were issued warrants to purchase an aggregate of 1,917,500 shares of our common stock at an exercise price of $0.50 per share that expire five years from the date of issuance. In connection with this financing, a form of the Convertible Notes agreement was filed with the Securities and Exchange Commission on Form 8-K, dated October 4, 2007. The offer and sale of the securities underlying the Convertible Notes were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Sections 4(2) and Section 4(6) of the Securities Act of 1933 and/or Rule 506 of Regulation D adopted thereunder.

As part of the Merger on January 30, 2007, we issued 37,173,385 shares of our common stock to the former stockholders of Old TFP in exchange for all of the issued and outstanding shares of common stock of Old TFP.  As part of the Merger, in exchange for options to purchase 7,724,850 shares of Old TFP common stock, we issued to the holders thereof options to purchase an aggregate of 17,426,615 shares of our common stock under the same terms and conditions as the Old TFP Option Agreements.  As a result of the Merger, the former stockholders of Old TFP became holders of DPI common stock, and holders of Old TFP options became holders of options to acquire shares of DPI common stock.

Following the Merger, there were 52,833,385 shares of DPI common stock outstanding, of which the pre-Merger stockholders of HomAssist owned approximately 29.6% and the pre-Merger stockholders of Old TFP owned approximately 70.4%.

During January 2007, we re-priced all of our common stock investor rounds made since July 14, 2005, the date of our inception and cancelled related stock options issued with the investment. As a result, we issued an additional 4,419,979 of common stock to our investors and cancelled options to purchase 7,162,534 shares of our common stock. As part of the 4,419,979 new shares issued, 3,383,875 shares of the common stock were issued to the Chief Executive Officer and as part of the 7,1652,534 options cancelled, 4,511,833 of which were held by the Chief Executive Officer and were cancelled as part of this transaction. As part of the 4,419,979 new shares issued, 132,702 shares were returned back to us by the then Consulting Chief Financial Officer and as part of the 7,162,534 options cancelled, 225,592 options were held by the then Consulting Chief Financial Officer and were cancelled as part of the this transaction.

Item 11. Description of Securities

Effective July 18, 2006, we filed a certificate of change to effect a forward stock split of our issued and outstanding common stock.  Our Board of Directors approved the forward split pursuant to the laws of the State of Nevada on July 13, 2006.  Our filing was incorrect in regard to the certificate of change and on August 14, 2006, we filed a certificate of correction in regard to the forward split.   The forward split approved by the Board of Directors required the issuance of an additional twenty-five common shares for each one share issued.    Our issued and outstanding share capital increased from 2,800,000 shares of common stock to 72,800,000 shares of common stock.  On December 13, 2006, the board of directors approved an increase in the authorized shares of common stock from 75,000,000 to 500,000,000. The certificate of change and the certificate of correction are appended as an exhibit to Form 8-K filed and dated July 18, 2006.On January 25, 2007, the board of directors and shareholders approved the reclassification of 20,000,000 shares of the Company’s capital stock to preferred stock, no par value, without any series, rights or preferences ascribed to it.

Authorized Capital Stock

We are authorized to issue 480,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

As of June 20, 2008, there were 59,344,142 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.

The holders of our Common Stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. Common stockholders are entitled to receive dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or the winding up of our Company, common stockholders are entitled to receive the net assets of our Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company. The outstanding shares of Common Stock will not be subject to further call or redemption and are fully paid and non-assessable. To the extent that additional common shares are issued, the relative interest of existing stockholders will likely be diluted.

Preferred Stock

Our board of directors has the authority to issue up to 20,000,000 shares of preferred stock, no par value per share, in one or more series and to fix the rights, preferences, privileges, qualifications, limitations, and restrictions thereof, and the number of shares constituting any series or the designation of such series without shareholder approval. The existence of un-issued preferred stock may enable the board of directors, without further action by the stockholders, to issue such stock to persons friendly to current management or to issue such stock with terms that could render more difficult or discourage an attempt to obtain control of the Company, thereby protecting the continuity of the Company’s management. Our shares of preferred stock could therefore be issued quickly with terms that could delay, defer, or prevent a change in control of the Company, or make removal of management more difficult. No shares of preferred stock are outstanding.

Item 12.  Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and the Company’s bylaws. Under the Nevada Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation.  Our Articles of Incorporation do not specifically limit the directors’ immunity.  Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that we will indemnify the directors to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with the directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by the board of directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of us, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

Our bylaws provide that no advance shall be made by it to an officer of us except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 13.  Financial Statements and Supplementary Data

See pages F-1 to F-35 attached hereto for financial statements and supplementary data.

Item 14.  Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

On or about February 26, 2007, we dismissed the accounting firm of Schumacher & Associates Inc. as our principal accountant.  The report of Schumacher & Associates Inc. on the financial statements for the fiscal year ended January 31, 2006, did not include any adverse opinion or disclaimer of opinion, or any qualification or modification as to uncertainty, audit scope or accounting principles, except for the addition of an explanatory paragraph regarding the Company's ability to continue as a going concern. There were no disagreements with Schumacher & Associates Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Schumacher & Associates Inc., would have caused it to make reference to the subject matter of such disagreement in their reports on our financial statements.

On or about March 7, 2007, we engaged the accounting firm of Haskell & White LLP as our independent registered public accounting firm.

The Board of Directors approved the change in principal accountants discussed above.

Item 15.  Financial Statement and Exhibits

a) Financial Statements

b) Exhibits

Exhibit No.	Description
2.1	Merger Agreement, dated January 16, 2007, between HomAssist Corporation and The Family Post, Inc. as filed on Form 8-K, filed February 1, 2007, incorporated by reference
3.1	Articles of Incorporation as filed on Form SB-2, filed April 28, 2005, incorporated by reference
3.2	Bylaws as filed on Form SB-2, filed April 28, 2005, incorporated by reference
3.3	Amendment to Bylaws as filed on Form 8-K, filed January 17, 2007, incorporated by reference
3.4	Certificate of Amendment to Articles of Incorporation as filed on Form 8-K, filed January 25, 2007, incorporated by reference
10.1	2007 Incentive and Non Statutory Stock Option Plan as filed on Form 8-K, filed February 1, 2007, incorporated by reference
10.2	Independent Consultant Stock Option Agreement dated as of July 1, 2005 between The Family Post and William Sawtell as filed on Form 8-K, filed February 1, 2007, incorporated by reference
10.3	Employment Agreement and Stock Option Agreement dated as of March 15, 2006 between The Family Post and Samir Patel as filed on Form 8-K, filed February 1, 2007, incorporated by reference
10.4	Executive Employment and Indemnification Agreement dated as of January 30, 2007, between us and Michael Sawtell as filed on Form 8-K, filed February 1, 2007, incorporated by reference
10.5	Executive Employment and Indemnification Agreement dated as of January 30, 2007, between us and Steven Dong as filed on Form 8-K, filed February 1, 2007, incorporated by reference
10.6	Form Stock Subscription Agreement, Form Stock Option Agreement, Form Amended Stock Subscription Agreement as filed on Form 8-K, filed February 1, 2007, incorporated by reference
10.7	Form of Stock Subscription Agreement, incorporated by reference from the Registrant’s Form 10-QSB, filed with the Securities and Exchange Commission on May 14, 2007.
10.8	Form of Convertible Note and Warrant Agreement, incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2007.
10.9
Form of Regulation-S Stock Purchase Agreement between the Registrant and Imini Enterprises Corporation, dated January 8, 2008, incorporated by reference from the Registrant’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2008.

10.10
Form of Stock Subscription Agreement between the Registrant and Step Management Limited dated April 20, 2007, incorporated by reference from the Registrant’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2008.

10.11
Financial Advisory Agreement between the Registrant and Norm Farra dated September 29, 2007, incorporated by reference from the Registrant’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2008.

10.12
Investor Relations Agreement between the Registrant and Crown  Financial dated November 13, 2007, incorporated by reference from the Registrant’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2008

10.13
Amendment to Investor Relations Agreement between the Registrant and Crown  Financial dated February 12, 2008, incorporated by reference from the Registrant’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2008

10.14
Partner Agreement between DigitalPost Interactive, Inc and BowTie, Inc. dated October 26, 2007 incorporated by reference from the Registrant’s Form 8-K filed with the Securities and Exchange Commission on November 1, 2007.

10.15
Agreement between DigitalPost Interactive, Inc and Upromise, Inc. dated November 9, 2007 incorporated by reference from the Registrant’s Form 8-K filed with the Securities and Exchange Commission on November 9, 2007.

10.16
Agreement between DigitalPost Interactive, Inc and Pictage, Inc. dated November 27, 2007 incorporated by reference from the Registrant’s Form 8-K filed with the Securities and Exchange Commission on November 28, 2007.

10.17
Agreement between DigitalPost Interactive, Inc. and Mitsubishi Digital Electronics America, Inc. dated January 8, 2008, incorporated by reference from the Registrant’s Form 8-K filed with the Securities and Exchange Commission on January 9, 2008.

10.18
Agreement between DigitalPost Interactive, Inc. and Onscribe, Inc. dated February 12, 2008, incorporated by reference from the Registrant’s Form 8-K filed with the Securities and Exchange Commission on February 15, 2008.

10.19
Agreement between DigitalPost Interactive, Inc. and Disneyland® Resort, A Division of Walt Disney World Co. dated March 21, 2008, incorporated by reference from the Registrant’s Form 8-K filed with the Securities and Exchange Commission on March 21, 2008.

10.20
Agreement between DigitalPost Interactive, Inc. and Disneyland® Resort, A Division of Walt Disney World Co. and Taylor Morrison, Inc. dated March 21, 2008, incorporated by reference from the Registrant’s Form 8-K filed with the Securities and Exchange Commission on March 21, 2008.

10.21	Form of Convertible Note and Warrant Agreement entered into by DigitalPost Interactive, Inc. in May 2008.
10.22	Amendment to 2007 Incentive and Non-Statutory Stock Option Plan, as amended on May 9, 2008.
10.23
Agreement between DigitalPost Interactive, Inc. and Online Solutions, LLC, (“OS”) an affiliate of Kiddie Kandids Holdings, LLC  dated May 28, 2008, incorporated by reference from the Registrant’s Form 8-K filed with the Securities and Exchange Commission on June 2, 2008.

10.24
Agreement between DigitalPost Interactive, Inc. and Disneyland® Resort, A Division of Walt Disney World Co., dated June 6, 2008, incorporated by reference from the Registrant’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2008.

21.1	List of Subsidiaries of the Company as filed on form 8-K, filed January 30, 2007, as filed on the Registrant’s Form 8k, filed with the Securities and Exchange Commission on February 1, 2007

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

DigitalPost Interactive, Inc

By: /s/ Mike Sawtell
Name: Mike Sawtell
Title: Chief Executive Officer, President and Sole Director

By: /s/ Steven Dong
Name Steven Dong
Title: Chief Financial Officer and Principal Accounting Officer

Date:       June 24, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
DigitalPost Interactive, Inc.

We have audited the accompanying consolidated balance sheet of DigitalPost Interactive, Inc (the “Company”), a Nevada corporation, as of December 31, 2007, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the each of the years ended December 31, 2007 and 2006.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the  consolidated financial position of the Company as of December 31, 2007, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred losses from operations and negative cash flows from operations since inception and has limited working capital. These and other matters raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are also described in Note 3. The accompanying consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/s/ HASKELL & WHITE LLP

Irvine, California
March 28, 2008

DIGITALPOST INTERACTIVE, INC.
CONSOLIDATED BALANCE SHEET

December 31,
2007
Assets
Current assets
Cash and cash equivalents	$88,400
Other current assets	2,400
Total current assets	90,800
Property and equipment, net	64,200
Web site development costs, net	103,300
Other assets	8,200
Total assets	$266,500

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable	$41,700
Accrued expenses	86,900
Deferred revenue	58,900
Due to stockholder	54,000
Total current liabilities	241,500

Convertible promissory notes, net	221,100
Total liabilities	462,600

Commitments and contingencies (Note 10)

Stockholders’ deficit (Note 8)

Preferred Stock, $.001; 20,000,000
shares authorized; no shares
issued and outstanding	-
Common Stock, $.001 par value; 480,000,000
shares authorized; 53,550,840 shares
issued and outstanding	53,600
Additional paid in capital	3,244,500
Accumulated deficit	(3,494,200)
Stockholders’ deficit	(196,100)
Total liabilities and stockholders’ deficit	$266,500

The accompanying notes to consolidated financial statements are an integral part of this balance sheet.

DIGITALPOST INTERACTIVE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year	Year
	Ended	Ended
	December 31,	December 31,
	2007	2006
Revenues:
Subscription	$98,100	$13,900
Professional services	20,000	-
Total Revenue	118,100	13,900

Cost of Revenues:
Subscription	40,600	10,600
Professional services	7,500	-
Total Cost of Revenue	48,100	10,600

Gross Profit	70,000	3,300

Operating expenses:
Research and development	361,700	106,400
Sales and marketing	685,400	171,700
General and administrative	1,568,100	467,900

Total operating expenses	2,615,200	746,000

Loss from operations	(2,545,200)	(742,700)

Other income (expenses), net	700	(300)

Net loss	$(2,544,500)	$(743,000)

Weighted average outstanding shares	55,136,982	69,380,822

Basic and Diluted Loss Per Share	$(.046)	$(.011)

The accompanying notes to consolidated financial statements are an integral part of this statement.

DIGITALPOST INTERACTIVE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLERS’ DEFICIT
YEARS ENDDED DECEMBER 31, 2006 AND 2007

	Common Stock, $.001 Par Value		Additional		Total
			Paid In	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2005	21,882,389	$ 21,900	$ 256,100	$ (206,700)	$ 71,300

Issuance of common stock for cash	10,476,476	10,500	884,500	-	895,000
Issuance of common stock for services	168,517	200	14,700	-	14,900
Issuance of common stock for exercise of options	146,975	100	6,400	-	6,500
Financing cost related to issuance of common stock	-	-	(46,500)	-	(46,500)
Non cash stock based compensation related to stock options granted	-	-	87,000	-	87,000
Net loss	-	-		(743,000)	(743,000)
Balance at December 31, 2006	32,674,357	32,700	1,202,200	(949,700)	285,200

Issuance of common stock for services	78,957	100	-	-	100
Issuance of common stock for reprice	4,419,976	4,400	(4,400)	-	-
Issuance of common stock related to merger	15,660,000	15,700	(15,700)	-	-
Issuance of common stock for cash	717,550	700	1,129,300	-	1,130,000
Beneficial conversion feature and warrants issued related to issuance of convertible promissory notes	-	-	623,900	-	623,900
Financing cost related to issuance of common stock	-	-	(153,000)	-	(153,000)
Non cash stock based compensation related to stock options granted	-	-	435,100	-	435,100
Non cash stock based compensation related to warrants granted	-	-	27,100	-	27,100
Net loss	-	-	-	(2,544,500)	(2,544,500)
Balance at December 31, 2007	53,550,840	$ 53,600	$ 3,244,500	$ (3,494,200)	$ (196,100)

The accompanying notes to consolidated financial statements are an integral part of this statement.

DIGITALPOST INTERACTIVE, INC.
STATEMENTS OF CASH FLOWS

	Year	Year
	Ended	Ended
	December 31, 2007	December 31, 2006
Cash flows from operating activities
Net loss	$(2,544,500)	$(743,000)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation and amortization	55,500	33,600
Non-cash stock-based compensation	462,200	96,400
Finders fee and compensation due to shareholders	107,900	-
Amortization of debt discount	78,000	-

Changes in operating assets and liabilities:
Other assets	(10,000)	5,000
Accounts payable	4,000	20,600
Accrued expenses	71,400	13,000
Deferred revenue	50,800	8,200
Net cash used by operating activities	(1,724,700)	(566,200)
Cash flows from investing activities
Acquisition of property and equipment	(58,300)	(7,000)
Acquisition and development of software	(54,400)	(34,600)
Net cash used by investing activities	(112,700)	(41,600)
Cash flows from financing activities
Proceeds from the issuance of common stock	1,130,000	895,000
Proceeds from the issuance of convertible promissory notes	722,000	-
Financing costs	(153,000)	(34,500)
Due to shareholder	(110,200)	46,600
Net cash provided by financing activities	1,588,800	907,100
Net (decrease) increase in cash and cash equivalents	(248,600)	299,300
Cash and cash equivalents, beginning of period	337,000	37,700
Cash and cash equivalents, end of period	$88,400	$337,000

Supplemental disclosures:
Cash paid for income taxes	$1,600	$800
Cash paid for interest	$900	$-
Finders fees and additional compensation due to stockholders accrued	$180,300	$-
Convertible promissory note issued for amount due to stockholder	$45,000	$-
Common stock issued for finders fees and services	$-	$21,455

The accompanying notes to consolidated financial statements are an integral part of this statement.

1.           BASIS OF PRESENTATION, ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Merger

Prior to January 30, 2007, the Company was known as HomAssist Corporation, a Nevada corporation (“HomAssist”).  On January 30, 2007, the Company acquired The Family Post, Inc, a privately held California corporation (“Old TFP”). Immediately following the Merger (as defined below in Note 2), the Company changed its name to DigitalPost Interactive, Inc. (“DPI”, “we” or the “Company”) and began operating Old TFP’s business of internet content sharing as its operating subsidiary (“New TFP”).

The Company produces destination web sites that allow subscribers to securely share digital media, including photos, videos, calendars, message boards, and history. The Company’s proprietary web site administration system, Qwik-Post™, and online video uploading system, Video-PostSM, allow users of personal computers to manage these “virtual family rooms,” and provide a destination to display photo and video memories, discussions, and history.

Basis of Presentation

As discussed further below in Note 2, immediately following the Merger, there were 52,833,385 shares of Company common stock outstanding, of which the pre-Merger stockholders of Old TFP owned approximately 70.4% and the pre-Merger stockholders of HomAssist owned approximately 29.6%. As a result, Old TFP has been treated as the acquiring company for accounting purposes.  The Merger has been accounted for as a reverse acquisition in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.”  Reported results of operations of the combined group after completion of the transaction reflects Old TFP’s operations.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of DPI and New TFP (as defined below in Note 2) its wholly-owned subsidiary.

Cash and Cash Equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Property and Equipment

The Company’s property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of three to five years. Maintenance and repairs are charged to operations when incurred. Significant betterments are capitalized and depreciated over the estimated useful life of the related asset.

Web Site Development Costs

Under Emerging Issues TaskForce Statement 00-2, Accounting for Web Site Development Costs (“EITF 00-2”), costs and expenses incurred during the planning and operating stages of the Company’s web site are expensed as incurred. Under EITF 00-2, costs incurred in the web site application and infrastructure development stages are capitalized by the Company and amortized to expense over the web site’s estimated useful life or period of benefit. As of December 31, 2007, the Company capitalized $103,300, net of accumulated amortization, related to its web site development.

Research and Development Costs

The Company expenses research and development costs as incurred.

Revenue Recognition

The Company’s subscription revenues are generated from monthly subscriptions for web site hosting services. The typical subscription agreement includes the usage of a personalized web site and hosting services. The individual deliverables are not independent of each other and are not sold or priced on a standalone basis. Costs to complete the web site and prepare it for the use of an end customer are minimal, and are expensed to cost of revenues as incurred. Upon the completion of a customer’s signup and initial hosting of the web site, the subscription is offered free of charge for a two week trial period during which the customer can cancel at anytime. In accordance with SAB No. 104, after the two week trial period has ended, revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of the Company’s fees is probable. These criteria are met monthly as the Company’s service is provided on a month-to-month basis, and collections are generally made in advance of the services. There is no provision for refunds as of December 31, 2007, as the Company’s historical refund experience has been minimal.

Customers signup and agree to purchase the web site service on a monthly or annual basis, at the customer’s option. The monthly customers pay monthly in advance of the services, and as the services are performed, the Company recognizes subscription revenue on a daily basis.

For annual customers, upon payment of a full year’s subscription service, the subscription revenue is recorded as deferred revenue in the accompanying balance sheet. As services are performed, the Company recognizes subscription revenue ratably on a daily basis.

Professional services revenue is generated from custom website design services. The Company’s professional services revenue from contracts for custom website design is recorded using a proportional performance model based on labor hours incurred. The extent of progress toward completion is measured by the labor hours incurred as a percentage of total estimated labor hours to complete. Labor hours are the most appropriate measure to allocate revenue among reporting periods, as they are the primary input to the provision of our professional services.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Due to the anti-dilutive nature of the Company’s stock options, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As a result, the basic and diluted net losses attributable per common share amounts are identical. 21,366,422 and 24,453,793, shares of potentially dilutive securities have been excluded for twelve month periods ended December 31, 2007 and 2006, respectively, because their effect was anti-dilutive.

Stock-Based Compensation

In December 2004, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, which addresses the accounting for employee stock options. SFAS No. 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the consolidated  financial statements based on the estimated fair value of the awards. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). The Company also applies the measurement provisions of EITF 96-18 to awards granted to nonemployees.

The Company adopted SFAS No. 123R on January 1, 2006, using the modified-prospective transition method. Under the modified-prospective transition method, prior periods of the Company’s financial statements are not restated for comparison purposes. In addition, the measurement, recognition and attribution provisions of SFAS No. 123R apply to new grants and grants outstanding on the adoption date. Estimated compensation expense for outstanding grants at the adoption date will be recognized over the remaining vesting period using the compensation expense calculated for the pro forma disclosure purposes under SFAS No. 123, Accounting for Stock-Based Compensation. The Company’s calculations were made using the Black-Scholes option-pricing model with the following weighted average assumptions: expected life of 4.5 years; 45 percent stock price volatility; risk-free interest rate of 4.4%; forfeitures rate of 10% and no dividends during the expected term. During twelve month periods ended December 31, 2007 and 2006, the Company recognized employee stock option expense of $435,100 and $87,000, respectively.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using the available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2007, the carrying value of accounts payable, loans from stockholders, and accrued liabilities approximated fair value due to the short-term nature and maturity of these instruments.  The fair value of the convertible promissory notes has not been estimated since the cost of doing so would be excessively expensive and not practicable.  See Note 7 for the terms of the convertible promissory notes.

Concentration of Risk

As of December 31, 2007, the Company maintained its cash account at one commercial bank. The cash balance at December 31, 2007, did not exceed the FDIC coverage limit.

Advertising

Advertising and promotion costs are charged to operations when incurred. For the year ended December 31, 2007 and 2006, advertising and promotion costs amounted to $282,800 and $60,315, respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives when events or circumstances lead management to believe that the carrying value of an asset may not be recoverable. For the year ended December 31, 2007 and 2006, no events or circumstances occurred for which an evaluation of the recoverability of long-lived assets was required.

Deferred Finance Costs

The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

Estimates

The consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2007, and expenses for the year ended December 31, 2007 and 2006. Actual results could differ from those estimates made by management.

Stock split

On July 13, 2006, the Board of Directors authorized a 26-for-1 stock split of HomeAssist  $0.001 par value common stock.  As a result of the split, 70,000,000 additional shares were issued and capital and additional paid-in capital were adjusted accordingly. All references in the accompanying financial statements to the number of common shares and per share amounts have been retroactively restated to reflect the stock split.

2.           MERGER

Prior to January 25, 2007, the Company was known as HomAssist.  On January 30, 2007, HomAssist acquired Old TFP, pursuant to an agreement and plan of merger, dated as of January 16, 2007, as amended (the “Merger Agreement”), by and among HomAssist, Old TFP and our wholly-owned subsidiary (“Merger Sub”), providing for the merger of Merger Sub and Old TFP, with the Merger Sub being the surviving corporation as our wholly-owned subsidiary (the “Merger”).  Immediately following the Merger, HomAssist changed its name to DigitalPost Interactive, Inc., the Merger Sub changed its name to The Family Post, Inc. (“New TFP”), and the Company began operating New TFPs business of internet content sharing.

Prior to the Merger, HomAssist had 15,660,000 shares of common stock issued and outstanding. As part of the Merger, HomAssist issued 37,173,385 shares of its common stock to the former stockholders of Old TFP in exchange for all of the issued and outstanding shares of common stock of Old TFP (16,478,175 shares).  As part of the Merger, HomAssist also adopted the existing stock option agreements of Old TFP (“Old TFP Option Agreements”) outstanding under which options to purchase 7,724,850 shares of common stock of Old TFP outstanding prior to the Merger were converted into options to purchase 17,426,615 shares of common stock of DPI.

On January 30, 2007, immediately following the Merger, there were 52,833,385 shares of DPI common stock outstanding, of which the pre-Merger stockholders of HomAssist owned approximately 29.6% and the pre-Merger stockholders of Old TFP owned approximately 70.4%.  As a result, Old TFP has been treated as the acquiring company for accounting purposes.  The Merger has been accounted for as a reverse acquisition in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.”  Reported results of operations of the combined group after completion of the transaction reflects Old TFP’s operations.

Unless otherwise indicated or the context otherwise requires, the terms “Company” and “DPI,” refer to DigitalPost Interactive, Inc. (formerly known as HomAssist Corporation) and its affiliates, including its subsidiary New TFP, after giving effect to the Merger.

3.           GOING CONCERN AND MANAGEMENT’S PLANS

During the period from January 1, 2006 through January 30, 2007, the Company completed capital formation activities, and raised an aggregate amount of $895,000 from the sale of its common stock. On January 30, 2007, the Company completed the Merger (see further discussion in Note 2) to conduct additional capital formation activities through the issuance of its common stock as a source of capital to more aggressively market its products and services, and increase its revenue generating activities. On April 3, 2007, the Company agreed to a $4 million private placement for the issuance of up to 2.5 million restricted common shares of the Company at $1.57 per share.  The Company received $1,130,000 of the $4 million private placement which was closed in October 2007.  Subsequently, the Company commenced a convertible debt financing (“Convertible Notes”), pursuant to which it had raised $767,000 as of December 31, 2007 (see Note 7 for further discussion).  In January 2008, the Company entered into a $1 million private placement with foreign investors under a Regulation S Stock Purchase agreement, which the Company has received $430,100 as of March 28, 2008 (see Note 13 for further discussion). The Company expects to raise additional funds either through sale of additional Convertible Notes, or other debt or equity financings during the remaining of 2008.  The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in (i) Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D or (ii) Rule 501 of Regulation S.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate the continuation of the Company as a going concern. The Company has not established sufficient sources of revenue to cover its operating costs, and as such, has incurred an operating loss since inception. Further, as of December 31, 2007, the cash resources of the Company are insufficient to meet its current working capital needs and on going business plan. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4.           PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

December 31, 2007

Computer equipment and software	$49,800
Furniture and fixtures	37,500
Less -accumulated depreciation and amortization	(23,100)
$64,200

5.           WEB SITE DEVELOPMENT COSTS

Web site development costs consisted of the following:
December 31, 2007

Website development costs	$173,300
Less -accumulated amortization	(70,000)
$103,300

6.           DUE TO STOCKHOLDER

As of December 31, 2007, $54,000 was due to an officer of the Company and principal stockholder. The amount due to the officer was partially generated from the officer’s deferred salary. During the period from inception, July 14, 2005 through January 31, 2006, and for the first two weeks of August 2007, the Company deferred the officer’s salary, which amounted to $52,500. In November 2006, the officer also made an advance to the Company for $50,000 cash which was due December 8, 2007, and incurred annual interest at 10%.  During the year ended December 31, 2007, pursuant to an employment agreement with the officer, the Company accrued $50,000 additional compensation expense.  During the year ended December 31, 2007, $48,500 of the deferred salary was paid and $53,000 was paid as repayment for the $50,000 advance and $3,000 of interest. In addition to the above, in August 2007, the officer also made another advance to the Company for $19,000 cash which was fully repaid in October 2007.

7.           CONVERTIBLE PROMISSORY NOTES

During October 2007, the Company commenced a private offering of its securities for the purpose of raising capital whereby it entered into Convertible Notes with nine accredited investors, one of which is the chief financial officer of the Company. As of December 31, 2007, pursuant to the terms of the offering, the investors purchased an aggregate of $767,000 of 8% senior secured convertible notes and were issued warrants to purchase shares of the Company’s common stock. The senior secured convertible notes in the event of default become secured by the Company’s assets and are due two years from the date of each note.  Initially, each senior secured convertible note holder had the right, at any time, to convert their note into shares of the Company’s common stock at a conversion ratio of one share of common stock for each $0.40 of principal amount of their note for a maximum potential aggregate of 1,917,500 shares of common stock; in addition, the investors were issued warrants to purchase an aggregate of 1,917,500 shares of common stock at an exercise price of $0.50 per share that expire five years from the date of issuance.  Half of these warrants are exercisable immediately and the remaining half are exercisable upon the conversion of the related notes payable. For a period of twelve months after the effective date, if the Company sells common stock at a price per share below the conversion price of $.40 per share, the conversion price will adjust accordingly downward to the new lower sales price per share.  Since then, the Company has sold securities at a lower price of $.1587 per share, as a result the Company is obligated to lower the conversion price from $.40 per share to the same $.1587 per share price which gives each investor the right, at any time, to convert their note into shares of the Company’s common stock at a conversion ratio of one share of common stock for each $.1587 of principal amount of their note for a maximum potential aggregate of 4,833,018 shares of common stock. In connection with this financing, a form of the Convertible Notes agreement was filed with the Securities and Exchange Commission on Form 8-K, dated October 4, 2007. The offer and sale of the securities underlying the Convertible Notes were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Sections 4(2) and Section 4(6) of the Securities Act of 1933 and/or Rule 506 of Regulation D adopted thereunder.

One of the five investors who entered into the Convertible Notes is the chief financial officer of the Company.  The Company owed the chief financial officer $92,300 at the time of the offering, of which, the chief financial officer exchanged $45,000 of the $92,300 due for $45,000 of Convertible Notes. As a result, $45,000 of the $767,000 notes issued were purchased by the chief financial officer and the Company received $722,000 net cash proceeds from the $767,000 Convertible Note financing.

The Company determined that the embedded conversion option in the Convertible Notes qualifies for equity classification under EITF 00-19, qualifies for the scope exception of paragraph 11(a) of SFAS 133, and is not bifurcated from the host contract. The Company also determined that the warrants issued to the note holders qualify for equity classification under the provisions of SFAS 133 and EITF 00-19. In accordance with the provisions of Accounting Principles Board Opinion No. 14, the Company allocated the net proceeds received in this transaction to each of the convertible debentures and common stock purchase warrants based on their relative estimated fair values. As a result, the Company allocated $480,800 to the convertible debentures and $143,200 to the vested portion of the common stock purchase warrants, which was recorded in additional paid-in-capital. In accordance with the consensus of EITF issues 98-5 and 00-27, management determined that the convertible debentures contained a beneficial conversion feature based on the effective conversion price after allocating proceeds of the convertible debentures to the vested portion of the common stock purchase warrants. The amounts recorded for the common stock purchase warrants are amortized as interest expense over the term of the convertible debentures.  If there are conversions of the Convertible Notes, then the Company will recognize the relative fair value of the warrants that vest upon such conversion in the amount of $143,200.

Interest charges associated with the Convertible Notes, including amortization of the discount totaled $78,000 for the year ended December 31, 2007.

8.           STOCKHOLDERS’ DEFICIT

Stock Split and Amendments

Effective July 18, 2006, the Company filed a certificate of change to effect a forward stock split of its issued and outstanding common stock.  The Board of Directors approved the forward split pursuant to the laws of the State of Nevada on July 13, 2006.  The filing was incorrect in regard to the certificate of change and on August 14, 2006, the Company filed a certificate of correction in regard to the forward split.   The forward split approved by the Board of Directors required the issuance of an additional twenty-five common shares for each one share issued.   On December 13, 2006, the Board of Directors approved an increase in the authorized shares of common stock from 75,000,000 to 500,000,000.

On January 25, 2007, the Board of Directors and shareholders approved the reclassification of 20,000,000 shares of the Company’s capital stock to preferred stock, no par value, without any series, rights or preferences ascribed to it.

Authorized Capital Stock

The Company is authorized to issue 480,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

Immediately following the Merger on January 30, 2007 and as of December 31, 2007, there were 52,833,385 and 53,550,840 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding (see Note 2 for further discussion on the Merger).

The common stock holders are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. Common stock holders are entitled to receive dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or the winding up of the Company, common stock holders are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. Common stock holders do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company. The outstanding shares of common stock will not be subject to further call or redemption and are fully paid and non-assessable. To the extent that additional stock is issued, the relative interest of existing stockholders will likely be diluted.

Shares Issued Prior to the Merger

All references below in this section to shares of common stock are made on a post-Merger basis of Old TFP only:

During the period from July 15, 2005 (date of inception) through December 31, 2005, Old TFP issued 20,754,431 shares of restricted common stock to Old TFP’s founder, Sole Director, Chief Executive Officer, and President for cash in the amount of $168,000.

During the fourth quarter of 2005, Old TFP issued 1,127,958 shares of restricted common stock for cash in the amount of $100,000.

During the first quarter of 2006, Old TFP issued 2,678,901 shares of restricted common stock for cash in the amount of $237,500.

During the second quarter of 2006, Old TFP issued 2,496,171 shares of restricted common stock for cash in the amount of $187,500.

During the third quarter of 2006, Old TFP issued 1,127,958 shares of restricted common stock for cash in the amount of $100,000.

During the fourth quarter of 2006, Old TFP issued 4,173,445 shares of restricted common stock for cash in the amount of $370,000.

During January 2007, Old TFP re-priced all common stock investor rounds made since July 14, 2005, the date of inception and cancelled related stock options issued with the investment. As a result, Old TFP issued an additional 4,419,979 shares of common stock to investors and cancelled options to purchase 7,162,534 shares of common stock. As part of the 4,419,979 new shares issued, 3,383,875 shares of the common stock were issued to the Chief Executive Officer and as part of the 7,162,534 options cancelled, 4,511,833 of which were held by the Chief Executive Officer and were cancelled as part of this transaction. As part of the 4,419,979 new shares issued, 132,702 shares were returned by the then Consulting Chief Financial Officer and as part of the 7,162,534 options cancelled, 225,592 options were held by the then Consulting Chief Financial Officer and were cancelled as part of this transaction.

Shares Issued in Connection with the Merger

As part of the Merger, the Company issued 37,173,385 shares of its common stock to the former stockholders of Old TFP in exchange for all of the issued and outstanding shares of common stock of Old TFP.  As part of the Merger, in exchange for options to purchase 7,724,850 shares of Old TFP common stock, the Company issued to the holders thereof options to purchase an aggregate of 17,426,615 shares of common stock under the same terms and conditions as the Old TFP Option Agreements.  As a result of the Merger, the former stockholders of Old TFP became holders of Company common stock, and holders of Old TFP options became holders of options to acquire shares of Company common stock.

Following the Merger, there were 52,833,385 shares of Company common stock outstanding, of which the pre-Merger stockholders of HomAssist owned approximately 29.6% and the pre-Merger stockholders of Old TFP owned approximately 70.4%.

Shares Issued After the Merger

During April 2007, the Company agreed to a $4 million private placement for the issuance of up to 2,540,000 restricted common shares at $1.57 per share.  As of December 31, 2007, the Company had received $1,130,000 of the $4 million private placement.  In October 2007, the Company closed the $4 million private placement and issued 717,500 of restricted shares of the Company’s common stock for the $1,130,000 cash proceeds received.  Subsequently, the Company commenced the Convertible Note offering, pursuant to which it had raised $767,000 (see Note 6 for further discussion).  Under the Convertible Note agreements the Company may issue up to 4,833,018 restricted shares if all the outstanding principal amounts of the Convertible Notes converts into common stock of the Company. In January 2008, the Company entered into a $1 million private placement with foreign investors under a Regulation S Stock Purchase agreement, which the Company had issued 2,710,004 restricted shares for cash proceeds of $430,100 as of March 28, 2008. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in (i) Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D; or (ii) Rule 501 under Regulation S.

Options

Just prior to the Merger, there were no outstanding options to purchase HomAssist's stock.

Effective January 30, 2007, as part of the Merger, in exchange for options to purchase 7,724,850 shares of Old TFP common stock, the Company issued to the holders thereof options to purchase an aggregate of 17,426,615 shares of the Company’s common stock under the same terms and conditions as the Old TFP option agreements. As part of the terms and conditions of the Old TFP option agreements, 50% of the options granted and outstanding just prior to the Merger fully vested and became exercisable as a result of the Merger transaction itself. As a result, 8,713,308 of the 17,426,615 options issued became fully vested and exercisable. See Note 2 for further discussion on the Merger.

Stock options granted under those certain stock option agreements were granted at prices no less than the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that (i) the exercise price of an incentive stock option (“ISO”) shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively; and (ii) the exercise price of an ISO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. ISO and nonstatutory stock options (“NSO”) stock options generally vest every nine months, over a three year period.

Summary of the 2007 Option Plan

On January 30, 2007, the board of directors approved and a majority of the Company’s stockholders ratified by consent the Company’s 2007 incentive and nonstatutory stock option plan (“Plan”). The 17,426,615 options to purchase the Company’s common stock issued under the terms of the Merger (discussed above) have been issued pursuant to the Plan.

The Plan is intended to further the growth and financial success of the Company by providing additional incentives to selected employees, directors, and consultants to the Compay and its subsidiary corporations, as those terms are defined in Sections 424(e) and 424(f) of the Internal Revenue Code of 1986, as amended (“Code”) (such subsidiary corporations hereinafter collectively referred to as “Affiliates”) so that such employees and consultants may acquire or increase their proprietary interest in the Company. Stock options granted under the Plan (hereinafter the “Options”) may be either “Incentive Stock Options,” as defined in Section 422A of the Code and any regulations promulgated under said Section, or “Nonstatutory Options” at the discretion of the Board of Directors of the Company (the “Board”) and as reflected in the respective written stock option agreements granted pursuant hereto.

The Plan reserves twenty five million (25,000,000) shares of the Company's common stock for issuance.

In accordance with the provisions of SFAS 123R, and for nonemployees, the measurement criteria of EITF 96-18, the Company recognized stock-based compensation expense of $435,100 and $96,400 for the year ended December 31, 2007, and 2006, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The expected volatility is based on industry comparables as the Company recently became a publicly held company and trading volumes have been low. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected term of options granted is based on the remaining expected life of the option. The following weighted average assumptions were used for the options granted during the years ended December 31, 2007 and 2006:

	Years Ended December 31,
	2007	2006
Expected volatility	45.0%	45.0%
Risk-free rate	3.5%	4.7%
Expected Term	4.5 years	4.5 years

A summary of stock option activity for the year ended December 31, 2007, is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding as of December 31, 2006	24,453,793	$.09
Granted	4,240,355	$.69
Cancelled	(10,595,226)	$.09
Outstanding as of December 31, 2007	18,098,922	$.21	4.2	$5,275,500

A summary of the status of the nonvested options for the year ended December 31, 2007 is presented below:

	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested as of December 31, 2006	19,539,002	$.09
Granted	4,240,355	$.69
Vested	(9,387,019)	$.09
Cancelled	(7,121,468)	$.07
Nonvested as of December 31, 2007	7,270,870	$.38

Information regarding the weighted-average remaining contractual life and weighted-average exercise price of options outstanding and options exercisable at December 31, 2007, for selected price ranges is as follows:

Options Outstanding	Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life(in Years)	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
$ .05 - .50	14,993,922	4.1	$ .08	10,828,052	$ .08
$ .50 - 1.20	3,105,000	4.5	$ .70	--	$ --
	18,098,922			10,828,052

As disclosed in Note 1, the Company applies SFAS No. 123R in accounting for its stock-based awards.

Warrants

Just prior to the Merger, there were no warrants to purchase HomAssist or Old TFP stock outstanding.

Effective January 30, 2007, as part of the Merger, the Company assumed a license agreement as amended which Old TFP entered into during 2006, part of which may obligate the Company to issue warrants to purchase its common stock at a future date, pending the achievement of certain milestones by the licensee. As of December 31, 2007, those milestones have not been met and no warrants have been issued. See Note 2 for further discussion on the Merger.

In conjunction with the $767,000 raised pursuant to the Convertible Notes in October 2007, the Company issued warrants to purchase an aggregate of 1,917,500 shares of common stock of the Company at an exercise price of $0.50 per share that expire five years from the date of issuance (see Note 7 for further discussion).

In October 2007, pursuant to a financial advisory agreement, the Company issued warrants to purchase an aggregate of 350,000 shares of common stock of the Company at an exercise price of $0.50 per share that expire five years from the date of issuance. Also, in November 2007, pursuant to an investor relations fee agreement, the Company agreed to grant warrants to purchase up to 3,000,000 common shares of the Company.  As of December 31, 2007, the Company had issued warrants to purchase an aggregate of 1,000,000 shares of common stock of the Company at an exercise price of $1.20 per share that expire in May 2008.  In January 2008, these warrants were cancelled and the Company granted new warrants to purchase up to an aggregate of 3,000,000 shares of common stock of the Company at an exercise price of $.65 per share that expire in May 2008.  During the year ended December 31, 2007, the Company expensed $27,100 related to these warrants.

A summary of warrant activity for the year ended December 31, 2007, is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding as of December 31, 2006	-	$-
Granted	3,267,500.74
Cancelled	-	-
Outstanding as of December 31, 2007	3,267,500	$.74	3.5	$-

A summary of the status of the non-vested warrants for the year ended December 31, 2007 is presented below:

	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested as of December 31, 2006	-	$-
Granted	3,267,500	$.28
Vested	(2,308,750)	$.24
Cancelled	-	$-
Non-vested as of December 31, 2007	958,750	$.37

9.           RELATED PARTY TRANSACTIONS

On May 15, 2007, the Company entered into an agreement with a company whereby its chief executive officer is also a related party of the Company pursuant to an advisory agreement and is also a member of our Board of Advisors. The agreement called for the Company to provide custom web site pages for a total amount of $20,000, of which the $20,000 was paid and recorded to revenue during the year ended December 31, 2007.

On June 15, 2007, pursuant to a consulting agreement, the Company granted an option to purchase 75,000 shares of common stock of the Company to a consultant who is also a sibling of the chief executive officer of the Company.

As of December 31, 2007 the Company owed an executive officer $54,000 (see further discussion in Note 6).

Commencing from March 1, 2006 through January 30, 2007, a stockholder of the Company also served as Old TFP’s financial consultant under a consulting agreement with a firm owned by the stockholder. On January 30, 2007, the Company entered into an employment agreement with the stockholder to become the Company’s chief financial officer (further discussed below). From January 1, 2007 to January 30, 2007, for consulting services rendered, the consulting firm received $11,700 cash proceeds. The consulting agreement also provides cash finder’s fees of 10% of any gross proceeds raised through an introduction made by the consultant and was amended to 7.5% through December 31, 2007. During the year ended December 31, 2007, the Company incurred $81,800 as financing costs of which $72,000 cash was paid to the consulting firm for finder’s fees owed to the consulting firm during the year ended December 31, 2007.  The remaining amount of $9,800 was relinquished by the consulting firm as partial consideration for amending the 7.5% finder’s fee back to 10%. As a result, the Company owed no amounts as of December 31, 2007 to the consulting firm. During the year ended December 31, 2006, the Company paid the stockholder pursuant to the consulting agreement $11,600 for services provided.

In October 2007, one of the five investors who entered into the Convertible Notes (see further discussion in Note 7) was the chief financial officer of the Company.  The Company owed the chief financial officer $92,300 at the time of the offering, of which, the chief financial officer exchanged $45,000 of the $92,300 due for $45,000 of Convertible Notes.  As of December 31, 2007, the remaining $47,300 owed to the officer was relinquished by the officer in partial consideration for amending the finder’s fee related to an agreement with a consulting firm owned by the officer (noted above) from 7.5% back to 10%.  As a result, no amounts were due to the officer as of December 31, 2007.

During January 2007, Old TFP re-priced all common stock investor rounds made since inception, July 14, 2005, and cancelled related stock options issued with those investments. As a result, Old TFP issued an additional 4,419,979 shares of common stock to its investors and cancelled options to purchase 7,162,534 shares of common stock of Old TFP. As part of the 4,419,979 new shares issued, 3,383,875 shares of common stock were issued to the chief executive officer, and as part of the options to purchase 7,162,534 shares cancelled, 4,511,833 options were held by the chief executive officer, and were cancelled as part of this transaction. As part of the 4,419,979 new shares of common stock issued, 132,702 shares were returned back to Old TFP by the then consulting chief financial officer, and as part of the options to purchase 7,162,534 shares cancelled, 225,592 options were held by the then consulting chief financial officer, and were cancelled as part of the this transaction.

On January 30, 2007, the Company entered into executive employment agreements with its chief executive officer and chief financial officer. The agreements for the chief executive officer and chief financial officer have terms of five and two years, respectively. In connection with the Merger, the agreements were filed with the Securities and Exchange Commission on Form 8-K, dated January 30, 2007.

The material terms of the chief executive officer’s agreement are: (i) base annual salary of $210,000; (ii) participation in our standard employee benefit plans; (iii) initial one time bonus of $50,000 for successful closing of Merger; (iv) reimbursable expenses customarily given to executives; (v) other bonuses at the discretion of the board of directors and (vi) severance arrangements described below. If the Company terminates the chief executive officer’s employment agreement without cause, or if the chief executive officer resigns for good reason, each as defined in the agreement, the Company is obligated to pay the chief executive officer the greater of his annual salary for the remaining term of the agreement or three years of his annual salary rate at the time of termination without cause or resignation for good reason, benefits for 24 months following the date of termination, and the right for 24 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had the chief executive officer’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination. The agreement is partially cancelable because the Company did not raise a minimum of $2 million within 90 days of the Merger, however, the Company does not expect to terminate the executive’s agreement as of the date of this report.

The material terms of the chief financial officer’s agreement are: (i) base annual salary of $175,000; (ii) participation in our standard employee benefit plans; (iii) initial one time bonus of $30,000 for successful closing of Merger (iv) reimbursable expenses customarily given to executives; (v) various bonuses related to performance metrics; (vi) other bonuses at the discretion of the board of directors and (vii) severance arrangements described below. If the Company terminates the chief financial officer’s employment agreement without cause, or if the chief financial officer terminates the agreement with good reason, each as defined in the agreement, the Company is obligated to pay the chief financial officer: (i) his annual salary and other benefits earned prior to termination, (ii) the greater of his annual salary for the remaining term of the agreement or his annual salary payable over one year, (iii) benefits for 12 months following the date of termination, and (iv) the right for 12 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had the chief financial officer’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination. The agreement is partially cancelable because the Company did not raise a minimum of $2 million within 90 days of the Merger, however, the Company does not expect to terminate the executive’s agreement as of the date of this report.

10.           COMMITMENTS

In February 2007, the Company entered into a two year lease for its new principal offices. Monthly rent is $8,200 under this lease. Rent expense during the years ended December 31, 2007 and 2006 was $86,400 and $26,400, respectively.

Pursuant to the office lease agreement, as of December 31,  2007 total remaining rental payments of $98,400 are due through December 31, 2008; and; total payments of $16,400 are due through December 31, 2009.

11.           INCOME TAXES

Due to operating losses, there is no federal tax provision and an $800 California minimum franchise state provision for income taxes is due annually.

Deferred income tax benefits result from the recognition of temporary differences between financial statements and income tax reporting of income and expenses and the recognition of net operating loss and stock option expense, which, the related deferred tax asset amounts were approximately $1 million and $200,000, respectively, as of December 31, 2007. These deferred tax benefits have been fully offset by a valuation allowance, as management could not determine that it was “more likely than not” that the deferred tax assets would be realized. The gross deferred tax asset and related valuation allowance was approximately $1.2 million at December 31, 2007.

As of December 31, 2007, federal and state net operating loss carry-forwards amount to approximately $2.3 million and begin to expire in the year 2027 and 2017, respectively.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company’s net operating loss and credit carry-forwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three-year period. Ownership changes could impact the Company’s ability to utilize net operating losses and credit carry-forwards remaining at the ownership change date.

12.           RECENT ACCOUNTING PRONOUNCEMENTS

FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) in September 2006. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. A tax position that meet the “more-likely-than-not” criterion shall be measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. FIN 48 applies to all tax positions accounted for under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). The Company adopted the provisions of FIN 48 as of January 1, 2007 and such adoption had no material impact on the Company’s consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement, the FASB having previously concluded in those accounting pronouncement that fair value is the relevant measurement attribute. This statement does not require any new fair value measurements. However, for some entities, the application of the statement will change current practice. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing the effect, if any, that this new pronouncement will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 123(R).” This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets for a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently reviewing the effect, if any, that this new pronouncement will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No.115, Accounting for Certain Investments in Debt and Equity Securities”, which applies to all entities with available-for-sale and trading securities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements.” We plan to adopt SFAS No. 159 effective January 1, 2008. Management is in the process of determining the effect, if any, the adoption of SFAS No. 159 will have on the Company’s consolidated financial statements.

In December 2007, FASB issued SFAS No. 141R, Business Combinations (SFAS 141R), which retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141R changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The provision of SFAS 141R are effective for fiscal years beginning after December 15, 2008 with earlier adoption prohibited. We are currently analyzing the effect of adopting SFAS 141R.

In December 2007, FASB issued SFAS No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160), which requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain aspects of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141R. This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The provisions of SFAS 160 are effective for fiscal years beginning after December 15, 2008 with earlier adoption prohibited. We are currently analyzing the effect of adopting SFAS 160.

13.           SUBSEQUENT EVENTS

In January 2008, the Company entered into a $1 million private placement with foreign investors under a Regulation S Stock Purchase agreement, which the Company had issued 2,710,004 restricted shares for cash proceeds of $430,100 as of March 28, 2008. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 501 promulgated under the Securities Act of Regulation S.

In February 2008, warrants to purchase up to an aggregate of 3,000,000 shares of common stock of the Company (see further discussion in Note 8) related to in investor relations agreement were cancelled and the Company granted new warrants to purchase up to an aggregate of 4,600,000 shares of common stock at an exercise price of $.65 per share that expire in May 2008.

DIGITALPOST INTERACTIVE, INC.
CONDENSED CONSOLIDATED
BALANCE SHEETS

	March 31,	December 31,
	2008	2007
Assets	(Unaudited)
Current assets
Cash and cash equivalents	$122,000	$88,400
Accounts receivable and other current assets	38,300	2,400
Total current assets	160,300	90,800
Property and equipment, net	60,900	64,200
Web site development costs, net	124,900	103,300
Other assets	8,200	8,200
Total assets	$354,300	$266,500

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable	$50,900	$41,700
Accrued expenses	118,000	86,900
Deferred revenue	128,100	58,900
Due to stockholder	47,000	54,000
Total current liabilities	344,000	241,500

Convertible promissory notes, net (Note 7)	299,100	221,100
Total liabilities	643,100	462,600

Commitments and contingencies (Note 10)

Stockholders’ deficit (Note 8)

Preferred Stock, $.001 par value; 20,000,000
shares authorized; no shares
issued and outstanding	-	-
Common Stock, $.001 par value; 480,000,000
shares authorized; 57,086,187 and 53,550,840
shares issued and outstanding	57,100	53,600
Additional paid in capital	4,129,500	3,244,500
Accumulated deficit	(4,475,400)	(3,494,200)
Stockholders’ deficit	(288,800)	(196,100)
Total liabilities and stockholders’ deficit	$354,300	$266,500

The accompanying notes to condensed unaudited consolidated financial statements are an integral part of this balance sheet.

DIGITALPOST INTERACTIVE, INC.
CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS (UNAUDITED)

	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
	2008	2007
Revenues:
Subscription	$51,300	$12,200
Total Revenue	51,300	12,200

Cost of Revenues:
Subscription	11,000	5,300
Total Cost of Revenue	11,000	5,300

Gross Profit	40,300	6,900

Operating expenses:
Research and development	58,700	48,500
Sales and marketing	153,500	106,100
General and administrative	698,300	622,800

Total operating expenses	910,500	777,400

Loss from operations	(870,200)	(770,500)

Interest expense	(110,100)	(1,500)
Other income (expenses), net	(900)	(800)

Net loss	$(981,200)	$(772,800)

Weighted average outstanding shares	54,877,734	59,488,860

Basic and Diluted Loss Per Share	$(.018)	$(.013)

 The accompanying notes to condensed unaudited consolidated financial statements are an integral part of these statements.

DIGITALPOST INTERACTIVE, INC.
CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three	Three
	Months Ended	Months Ended
	March 31, 2008	March 31, 2007
Cash flows from operating activities
Net loss	$(981,200)	$(772,800)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation and amortization	19,000	10,400
Non-cash stock-based compensation	384,200	265,600
Amortization of debt discount	78,000	-

Changes in operating assets and liabilities:
Accounts receivable and other assets	(35,900)	(8,900)
Accounts payable	9,200	11,800
Accrued expenses	45,300	46,500
Deferred revenue	69,100	3,400
Net cash used by operating activities	(412,300)	(444,000)
Cash flows from investing activities
Acquisition of property and equipment	(1,800)	(48,000)
Acquisition and development of software	(35,500)	(17,700)
Net cash used by investing activities	(37,300)	(65,700)
Cash flows from financing activities
Proceeds from the issuance of common stock	490,200	311,000
Proceeds from short term loan	50,000	-
Payments made on short term loan	(50,000)	-
Proceeds received from shareholder loans	30,000	72,100
Payments made on shareholder loans	(37,000)	-
Net cash provided by financing activities	483,200	383,100
Net increase (decrease) in cash and cash equivalents	33,600	(126,600)
Cash and cash equivalents, beginning of period	88,400	337,000
Cash and cash equivalents, end of period	$122,000	$210,400

Supplemental disclosures:
Cash paid for income taxes	$1,600	$1,600

The accompanying notes to condensed unaudited consolidated financial statements are an integral part of these statements.

DIGITALPOST INTERACTIVE, INC.
NOTES TO CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.           BASIS OF PRESENTATION, ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Merger

Prior to January 30, 2007, the Company was known as HomAssist Corporation, a Nevada corporation (“HomAssist”).  On January 30, 2007, the Company acquired The Family Post, Inc, a privately held California corporation (“Old TFP”). Immediately following the Merger (as defined below in Note 2), the Company changed its name to DigitalPost Interactive, Inc. (“DPI”, “we” or the “Company”) and began operating Old TFP’s business of internet content sharing as its operating subsidiary (“New TFP”).

The Company produces destination web sites that allow subscribers to securely share digital media, including photos, videos, calendars, message boards, and history. The Company’s proprietary web site administration system, Qwik-Post™, and online video uploading system, Video-PostSM, allow users of personal computers to manage these “virtual family rooms,” and provide a destination to display photo and video memories, discussions, and history.

Basis of Presentation

The accompanying condensed unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for the interim financial information and in accordance with the instructions per Article 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

As discussed further below in Note 2, immediately following the Merger, there were 52,833,385 shares of Company common stock outstanding, of which the pre-Merger stockholders of Old TFP owned approximately 70.4% and the pre-Merger stockholders of HomAssist owned approximately 29.6%. As a result, Old TFP has been treated as the acquiring company for accounting purposes.  The Merger has been accounted for as a reverse acquisition in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.”  Reported results of operations of the combined group after completion of the transaction reflects Old TFP’s operations.

In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary for a fair presentation have been included. The accompanying condensed unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company included in the Company’s 2007 Form 10-KSB as filed March 31, 2008 and Form 8-K/A Amendment No. 3 as filed April 30, 2007 . Operating results for the three-month period ended March 31, 2008 is not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2008.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of DPI and New TFP (as defined below in Note 2) its wholly-owned subsidiary.

Cash and Cash Equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Property and Equipment

The Company’s property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of three to five years. Maintenance and repairs are charged to operations when incurred. Significant betterments are capitalized and depreciated over the estimated useful life of the related asset.

Web Site Development Costs

Under Emerging Issues TaskForce Statement 00-2, Accounting for Web Site Development Costs (“EITF 00-2”), costs and expenses incurred during the planning and operating stages of the Company’s web site are expensed as incurred. Under EITF 00-2, costs incurred in the web site application and infrastructure development stages are capitalized by the Company and amortized to expense over the web site’s estimated useful life or period of benefit. As of March 31, 2008, and 2007 the Company capitalized $124,900 and $103,300, respectively, net of accumulated amortization, related to its web site development.

Research and Development Costs

The Company expenses research and development costs as incurred.

Revenue Recognition

The Company’s subscription revenues are generated from monthly subscriptions for web site hosting services. The typical subscription agreement includes the usage of a personalized web site and hosting services. The individual deliverables are not independent of each other and are not sold or priced on a standalone basis. Costs to complete the web site and prepare it for the use of an end customer are minimal, and are expensed to cost of revenues as incurred. Upon the completion of a customer’s signup and initial hosting of the web site, the subscription is offered free of charge for a two week trial period during which the customer can cancel at anytime. In accordance with SAB No. 104, after the two week trial period has ended, revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of the Company’s fees is probable. These criteria are met monthly as the Company’s service is provided on a month-to-month basis, and collections are generally made in advance of the services. There is no provision for refunds as of March 31, 2008, as the Company’s historical refund experience has been minimal.

Customers signup and agree to purchase the web site service on a monthly or annual basis, at the customer’s option. The monthly customers pay monthly in advance of the services, and as the services are performed, the Company recognizes subscription revenue on a daily basis.

For annual customers, upon payment of a full year’s subscription service, the subscription revenue is recorded as deferred revenue in the accompanying balance sheet. As services are performed, the Company recognizes subscription revenue ratably on a daily basis.

Professional services revenue is generated from custom website design services. The Company’s professional services revenue from contracts for custom website design is recorded using a proportional performance model based on labor hours incurred. The extent of progress toward completion is measured by the labor hours incurred as a percentage of total estimated labor hours to complete. Labor hours are the most appropriate measure to allocate revenue among reporting periods, as they are the primary input to the provision of our professional services.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Due to the anti-dilutive nature of the Company’s stock options, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As a result, the basic and diluted net losses attributable per common share amounts are identical. 32,217,194 and 18,026,615, shares of potentially dilutive securities have been excluded for three month periods ended March 31, 2008 and 2007, respectively, because their effect was anti-dilutive.

Stock-Based Compensation

In December 2004, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, which addresses the accounting for employee stock options. SFAS No. 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the consolidated  financial statements based on the estimated fair value of the awards. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). The Company also applies the measurement provisions of EITF 96-18 to awards granted to nonemployees.

The Company adopted SFAS No. 123R on January 1, 2006, using the modified-prospective transition method. Under the modified-prospective transition method, prior periods of the Company’s financial statements are not restated for comparison purposes. In addition, the measurement, recognition and attribution provisions of SFAS No. 123R apply to new grants and grants outstanding on the adoption date. Estimated compensation expense for outstanding grants at the adoption date will be recognized over the remaining vesting period using the compensation expense calculated for the pro forma disclosure purposes under SFAS No. 123, Accounting for Stock-Based Compensation. The Company’s 2008 calculations were made using the Black-Scholes option-pricing model with the following weighted average assumptions: expected life of 4.5 years; 267% stock price volatility; risk-free interest rate of 2.4%; forfeitures rate of 10% and no dividends during the expected term. During three month periods ended March 31, 2008 and 2007, the Company recognized employee stock option expense of $116,300 and $53,400, respectively, and non-employee share-based payment expense of $251,900 and none, respectively.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using the available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of March 31, 2008, the carrying value of accounts payable, loans from stockholders, and accrued liabilities approximated fair value due to the short-term nature and maturity of these instruments.  The fair value of the convertible promissory notes has not been estimated since the cost of doing so would be excessively expensive and not practicable.  See Note 7 for the terms of the convertible promissory notes.

Concentration of Risk

As of March 31, 2008, the Company maintained its cash account at one commercial bank. The cash balance at March 31, 2008, exceeded the FDIC coverage limit by $59,000.

Advertising

Advertising and promotion costs are charged to operations when incurred. For the three months ended March 31, 2008 and 2007, advertising and promotion costs amounted to $68,300 and $45,700, respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives when events or circumstances lead management to believe that the carrying value of an asset may not be recoverable. For the three months ended March 31, 2008 and 2007, no events or circumstances occurred for which an evaluation of the recoverability of long-lived assets was required.

Deferred Finance Costs

The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

Estimates

The consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of March 31, 2008, and expenses for the three months ended March 31, 2008 and 2007. Actual results could differ from those estimates made by management.

Reclassification

Certain balances in the 2007 presentation periods have been reclassified to reflect the classification used in the 2008 balances.

2.           MERGER

Prior to January 25, 2007, the Company was known as HomAssist.  On January 30, 2007, HomAssist acquired Old TFP, pursuant to an agreement and plan of merger, dated as of January 16, 2007, as amended (the “Merger Agreement”), by and among HomAssist, Old TFP and our wholly-owned subsidiary (“Merger Sub”), providing for the merger of Merger Sub and Old TFP, with the Merger Sub being the surviving corporation as our wholly-owned subsidiary (the “Merger”).  Immediately following the Merger, HomAssist changed its name to DigitalPost Interactive, Inc., the Merger Sub changed its name to The Family Post, Inc. (“New TFP”), and the Company began operating New TFPs business of internet content sharing.

Prior to the Merger, HomAssist had 15,660,000 shares of common stock issued and outstanding. As part of the Merger, HomAssist issued 37,173,385 shares of its common stock to the former stockholders of Old TFP in exchange for all of the issued and outstanding shares of common stock of Old TFP (16,478,175 shares).  As part of the Merger, HomAssist also adopted the existing stock option agreements of Old TFP (“Old TFP Option Agreements”) outstanding under which options to purchase 7,724,850 shares of common stock of Old TFP outstanding prior to the Merger were converted into options to purchase 17,426,615 shares of common stock of DPI.

On January 30, 2007, immediately following the Merger, there were 52,833,385 shares of DPI common stock outstanding, of which the pre-Merger stockholders of HomAssist owned approximately 29.6% and the pre-Merger stockholders of Old TFP owned approximately 70.4%.  As a result, Old TFP has been treated as the acquiring company for accounting purposes.  The Merger has been accounted for as a reverse acquisition in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.”  Reported results of operations of the combined group after completion of the transaction reflects Old TFP’s operations.

Unless otherwise indicated or the context otherwise requires, the terms “Company” and “DPI,” refer to DigitalPost Interactive, Inc. (formerly known as HomAssist Corporation) and its affiliates, including its subsidiary New TFP, after giving effect to the Merger.

3.           GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate the continuation of the Company as a going concern. The Company has not established sufficient sources of revenue to cover its operating costs, and as such, has incurred an operating loss since inception. Further, as of March 31, 2008, the cash resources of the Company are insufficient to meet its current working capital needs and on going business plan. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Since inception through December 31, 2007, the Company has raised approximately $3.1 million in private debt and equity financing.  In January 2008, the Company entered into a $1 million private placement with foreign investors under a Regulation S Stock Purchase agreement, which the Company has received approximately $598,100 through May 14, 2008. The Company expects to raise additional funds either through additional debt or equity financings during the remainder of 2008.  The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in (i) Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D or (ii) Rule 501 of Regulation S.

4.           PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	March 31, 2008	December 31, 2007

Computer equipment and software	$51,600	$49,800
Furniture and fixtures	37,500	37,500
Less -accumulated depreciation and amortization	(28,200)	(23,100)
	$60,900	$64,200

5.           WEB SITE DEVELOPMENT COSTS

Web site development costs consisted of the following:
	March 31, 2008	December 31, 2007

Website development costs	$208,900	$173,300
Less -accumulated amortization	(84,000)	(70,000)
	$124,900	$103,300

6.           DUE TO STOCKHOLDER

As of March 31, 2008, $47,000 was due to an officer of the Company and principal stockholder. The amount due to the officer does not bear interest, is not collateralized and has no formal repayment terms.  During the three months ended March 31, 2008, $7,000 of the net amount owed was paid.  In addition to the above, in January 2008, the officer also made another advance to the Company for $30,000 cash which was fully repaid in February 2008.

7.           CONVERTIBLE PROMISSORY NOTES

During October 2007, the Company commenced a private offering of its securities for the purpose of raising capital whereby it entered into Convertible Notes with nine accredited investors, one of which is the chief financial officer of the Company. Pursuant to the terms of the offering, the investors purchased an aggregate of $767,000 of 8% senior secured convertible notes and were issued warrants to purchase shares of the Company’s common stock. The senior secured convertible notes in the event of default become secured by the Company’s assets and are due two years from the date of each note.  Initially, each senior secured convertible note holder had the right, at any time, to convert their note into shares of the Company’s common stock at a conversion ratio of one share of common stock for each $0.40 of principal amount of their note for a maximum potential aggregate of 1,917,500 shares of common stock; in addition, the investors were issued warrants to purchase an aggregate of 1,917,500 shares of common stock at an exercise price of $0.50 per share that expire five years from the date of issuance.  Half of these warrants are exercisable immediately and the remaining half are exercisable upon the conversion of the related notes payable. For a period of twelve months after the effective date, if the Company sells common stock at a price per share below the conversion price of $.40 per share, the conversion price will adjust accordingly downward to the new lower sales price per share.  Since then, the Company has sold securities at a lower price of $.123 per share, as a result the Company is obligated to lower the conversion price from $.40 per share to the same $.123 per share price which gives each investor the right, at any time, to convert their note into shares of the Company’s common stock at a conversion ratio of one share of common stock for each $0.123 of principal amount of their note for a maximum potential aggregate of 6,235,772 shares of common stock. In connection with this financing, a form of the Convertible Notes agreement was filed with the Securities and Exchange Commission on Form 8-K, dated October 4, 2007. The offer and sale of the securities underlying the Convertible Notes were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Sections 4(2) and Section 4(6) of the Securities Act of 1933 and/or Rule 506 of Regulation D adopted thereunder.

One of the five investors who entered into the Convertible Notes is the chief financial officer of the Company.  The Company owed the chief financial officer $92,300 at the time of the offering, of which, the chief financial officer exchanged $45,000 of the $92,300 due for $45,000 of Convertible Notes. As a result, $45,000 of the $767,000 notes issued were purchased by the chief financial officer and the Company received $722,000 net cash proceeds from the $767,000 Convertible Note financing.

The Company determined that the embedded conversion option in the Convertible Notes qualifies for equity classification under EITF 00-19, qualifies for the scope exception of paragraph 11(a) of SFAS 133, and is not bifurcated from the host contract. The Company also determined that the warrants issued to the note holders qualify for equity classification under the provisions of SFAS 133 and EITF 00-19. In accordance with the provisions of Accounting Principles Board Opinion No. 14, the Company allocated the net proceeds received in this transaction to each of the convertible debentures and common stock purchase warrants based on their relative estimated fair values. As a result, the Company allocated $480,800 to the convertible debentures and $143,200 to the vested portion of the common stock purchase warrants, which was recorded in additional paid-in-capital. In accordance with the consensus of EITF issues 98-5 and 00-27, management determined that the convertible debentures contained a beneficial conversion feature based on the effective conversion price after allocating proceeds of the convertible debentures to the vested portion of the common stock purchase warrants. The amounts recorded for the common stock purchase warrants are amortized as interest expense over the term of the convertible debentures.  If there are conversions of the Convertible Notes, then the Company will recognize the relative fair value of the warrants that vest upon such conversion in the amount of $143,200.

Interest charges associated with the convertible debentures, including amortization of the discounts associated with the beneficial conversion feature and the vested warrants, totaled $93,000 for the three months ended March 31, 2008.

8.           STOCKHOLDERS’ DEFICIT

Stock Split and Amendments

Effective July 18, 2006, the Company filed a certificate of change to effect a forward stock split of its issued and outstanding common stock.  The Board of Directors approved the forward split pursuant to the laws of the State of Nevada on July 13, 2006.  The filing was incorrect in regard to the certificate of change and on August 14, 2006, the Company filed a certificate of correction in regard to the forward split.   The forward split approved by the Board of Directors required the issuance of an additional twenty-five common shares for each one share issued.   On December 13, 2006, the Board of Directors approved an increase in the authorized shares of common stock from 75,000,000 to 500,000,000.  On January 25, 2007, the Board of Directors and shareholders approved the reclassification of 20,000,000 shares of the Company’s capital stock to preferred stock, no par value, without any series, rights or preferences ascribed to it.

Authorized Capital Stock

The Company is authorized to issue 480,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

Immediately following the Merger on January 30, 2007 and as of March 31, 2008, there were 52,833,385 and 57,086,187  shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding (see Note 2 for further discussion on the Merger).

The common stock holders are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. Common stock holders are entitled to receive dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or the winding up of the Company, common stock holders are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. Common stock holders do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company. The outstanding shares of common stock will not be subject to further call or redemption and are fully paid and non-assessable. To the extent that additional stock is issued, the relative interest of existing stockholders will likely be diluted.

Shares Issued in Connection with the Merger

As part of the Merger, the Company issued 37,173,385 shares of its common stock to the former stockholders of Old TFP in exchange for all of the issued and outstanding shares of common stock of Old TFP.  As part of the Merger, in exchange for options to purchase 7,724,850 shares of Old TFP common stock, the Company issued to the holders thereof options to purchase an aggregate of 17,426,615 shares of common stock under the same terms and conditions as the Old TFP Option Agreements.  As a result of the Merger, the former stockholders of Old TFP became holders of Company common stock, and holders of Old TFP options became holders of options to acquire shares of Company common stock.

Following the Merger, there were 52,833,385 shares of Company common stock outstanding, of which the pre-Merger stockholders of HomAssist owned approximately 29.6% and the pre-Merger stockholders of Old TFP owned approximately 70.4%.

Shares Issued After the Merger

During April 2007, the Company agreed to a $4 million private placement for the issuance of up to 2,540,000 restricted common shares at $1.57 per share.  As of December 31, 2007, the Company had received $1,130,000 of the $4 million private placement.  In October 2007, the Company closed the $4 million private placement and issued 717,500 of restricted shares of the Company’s common stock for the $1,130,000 cash proceeds received.  Subsequently, the Company commenced the Convertible Note offering, pursuant to which it had raised $767,000 (see Note 7 for further discussion).  Under the Convertible Note agreements the Company may issue up to 6,235,772 restricted shares if all the outstanding principal amounts of the Convertible Notes converts into common stock of the Company. In January 2008, the Company entered into a $1 million private placement with foreign investors under a Regulation S Stock Purchase agreement, which the Company had received $598,100 cash proceeds for the issuance of 4,855,837, restricted shares through May 14, 2008. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in (i) Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D; or (ii) Rule 501 under Regulation S.

In February 2008, the Company entered into a one month unsecured loan with an unrelated party for an amount of $50,000.  The loan was fully paid in February 2008 and in conjunction with the loan, the Company issued 100,000 restricted common shares valued at $16,000 for a service fee related to the loan.

Options

Just prior to the Merger, there were no outstanding options to purchase HomAssist's stock.

Effective January 30, 2007, as part of the Merger, in exchange for options to purchase 7,724,850 shares of Old TFP common stock, the Company issued to the holders thereof options to purchase an aggregate of 17,426,615 shares of the Company’s common stock under the same terms and conditions as the Old TFP option agreements. As part of the terms and conditions of the Old TFP option agreements, 50% of the options granted and outstanding just prior to the Merger fully vested and became exercisable as a result of the Merger transaction itself. As a result, 8,713,308 of the 17,426,615 options issued became fully vested and exercisable. See Note 2 for further discussion on the Merger.

Stock options granted under those certain stock option agreements were granted at prices no less than the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that (i) the exercise price of an incentive stock option (“ISO”) shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively; and (ii) the exercise price of an ISO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. ISO and nonstatutory stock options (“NSO”) stock options generally vest every nine months, over a three year period.

Summary of the 2007 Option Plan

On January 30, 2007, the board of directors approved and a majority of the Company’s stockholders ratified by consent the Company’s 2007 incentive and nonstatutory stock option plan (“Plan”). The 17,426,615 options to purchase the Company’s common stock issued under the terms of the Merger (discussed above) have been issued pursuant to the Plan.  The Plan is intended to further the growth and financial success of the Company by providing additional incentives to selected employees, directors, and consultants to the Company and its subsidiary corporations, as those terms are defined in Sections 424(e) and 424(f) of the Internal Revenue Code of 1986, as amended (“Code”) (such subsidiary corporations hereinafter collectively referred to as “Affiliates”) so that such employees and consultants may acquire or increase their proprietary interest in the Company. Stock options granted under the Plan (hereinafter the “Options”) may be either “Incentive Stock Options,” as defined in Section 422A of the Code and any regulations promulgated under said Section, or “Nonstatutory Options” at the discretion of the Board of Directors of the Company (the “Board”) and as reflected in the respective written stock option agreements granted pursuant hereto.

The Plan reserves thirty five million (35,000,000) shares of the Company's common stock for issuance.

In accordance with the provisions of SFAS 123R, and for nonemployees, the measurement criteria of EITF 96-18, the Company recognized stock-based compensation expense of $384,200 and $265,600 for the three months ended March 31, 2008, and 2007, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. Until the quarterly period ended March 31, 2008, the expected volatility is based on industry comparables as the Company recently became a publicly held company and trading volumes have been low.  The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected term of options granted is based on the remaining expected life of the option. The following weighted average assumptions were used for the options granted during the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,
	2008	2007
Expected volatility	267.0%	45.0%
Risk-free rate	2.4%	4.5%
Expected Term	4.5 years	4.5 years

A summary of stock option activity for the year ended March 31, 2008, is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding as of December 31, 2007	18,098,922	$.21
Granted	1,515,000	$.27
Cancelled	-	$-
Outstanding as of March 31, 2008	19,613,922	$.21	3.9	$1,478,800

A summary of the status of the nonvested options for the year ended March 31, 2008 is presented below:

	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested as of December 31, 2007	7,270,870	$.38
Granted	1,515,000	$.27
Vested	(475,000)	$.64
Cancelled	-	$-
Nonvested as of March 31, 2008	8,310,870	$.34

Information regarding the weighted-average remaining contractual life and weighted-average exercise price of options outstanding and options exercisable at March 31, 2008, for selected price ranges is as follows:

Options Outstanding	Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life(in Years)	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
$ .05 - .50	16,508,922	3.5	$ .11	10,865,552	$ .08
$ .50 - 1.20	3,105,000	4.2	$ .54	437,500	$ .65
	19,613,922			11,303,052

As disclosed in Note 1, the Company applies SFAS No. 123R in accounting for its stock-based awards.

Warrants

Just prior to the Merger, there were no warrants to purchase HomAssist or Old TFP stock outstanding.

Effective January 30, 2007, as part of the Merger, the Company assumed a license agreement as amended which Old TFP entered into during 2006, part of which may obligate the Company to issue warrants to purchase its common stock at a future date, pending the achievement of certain milestones by the licensee. As of December 31, 2007, those milestones have not been met and no warrants have been issued. See Note 2 for further discussion on the Merger.

In conjunction with the $767,000 raised pursuant to the Convertible Notes in October 2007, the Company issued warrants to purchase an aggregate of 1,917,500 shares of common stock of the Company at an exercise price of $0.50 per share that expire five years from the date of issuance (see Note 7 for further discussion).

In October 2007, pursuant to a financial advisory agreement, the Company issued warrants to purchase an aggregate of 350,000 shares of common stock of the Company at an exercise price of $0.50 per share that expire five years from the date of issuance.

In November 2007, pursuant to an investor relations fee agreement, the Company agreed to grant warrants to purchase up to 3,000,000 common shares of the Company.  As of December 31, 2007, the Company had issued warrants to purchase an aggregate of 1,000,000 shares of common stock of the Company at an exercise price of $1.20 per share that expire in May 2008.  In January 2008, these warrants were cancelled and the Company granted new warrants to purchase up to an aggregate of 4,600,000 shares of common stock of the Company at an exercise price of $.65 per share that expire in May 2008.  In accordance with FAS 123R, the Company recognized an expense of $223,000 for the incremental fair value of the revised award on the modification date.

A summary of warrant activity for the three months ended March 31, 2008, is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding as of December 31, 2007	3,267,500	$.74	3.5	$-
Granted	4,600,000.65
Cancelled	(1,500,000)	1.20
Outstanding as of March 31, 2008	6,367,500	$.61	1.6	$-

A summary of the status of the non-vested warrants for the three months ended March 31, 2008 is presented below:

	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested as of December 31, 2007	958,750		$.37
Granted	4,600,000	$	..65
Vested	(3,100,000)		$.65
Cancelled	(1,500,000)		$1.20
Non-vested as of March 31, 2008	958,750		$.37

9.           RELATED PARTY TRANSACTIONS

As of March 31, 2008 the Company owed an executive officer $47,000 (see further discussion in Note 6).

During the three months ended March 31, 2008, an executive officer made an advance to the Company for $30,000 cash which was fully repaid in February 2008 (see further discussion in Note 6).

In February 2008, the Company granted to its employees options to purchase up to an aggregate of 1,515,000 shares of the Company’s common stock at an exercise price of $.27 cents per share pursuant to the Company’s approved stock option plan.  Included in 1,515,000 option shares are options to purchase up to 425,000 shares of the Company’s common stock at an exercise price of $.27 per share granted to  the executive officers of the Company.

10.           COMMITMENTS

In February 2007, the Company entered into a two year lease for its new principal offices. Monthly rent is $8,400 under this lease. Rent expense during the three months ended March 31, 2008 and 2007 was $24,800 and $14,500, respectively.

Pursuant to the office lease agreement, as of March 31, 2008 total remaining rental payments of $73,800 are due through December 31, 2008; and; total payments of $16,400 are due through December 31, 2009.

11.           RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement, the FASB having previously concluded in those accounting pronouncement that fair value is the relevant measurement attribute. This statement does not require any new fair value measurements. However, for some entities, the application of the statement will change current practice. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently reviewing the effect, if any, that this new pronouncement will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 123(R).” This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets for a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently reviewing the effect, if any, that this new pronouncement will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No.115, Accounting for Certain Investments in Debt and Equity Securities”, which applies to all entities with available-for-sale and trading securities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, FASB issued SFAS No. 141R, Business Combinations (SFAS 141R), which retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141R changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The provisions of SFAS 141R are effective for fiscal years beginning after December 15, 2008 with earlier adoption prohibited. Management is currently analyzing the effect of adopting SFAS 141R.

In December 2007, FASB issued SFAS No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160), which requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain aspects of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141R. This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The provisions of SFAS 160 are effective for fiscal years beginning after December 15, 2008 with earlier adoption prohibited. Management is currently analyzing the effect of adopting SFAS 160.

12.           SUBSEQUENT EVENTS

In January 2008, the Company entered into a $1 million private placement with foreign investors under a Regulation S Stock Purchase agreement, which the Company had issued 4,855,837 restricted shares for cash proceeds of $598,100 as of May 14, 2008. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 501 promulgated under the Securities Act of Regulation S.

In May 2008, four individual investors purchased an aggregate of $100,000 of 12% secured convertible notes and were issued warrants to purchase shares of the Company’s common stock. Each convertible note holder has the right, at any time, to convert their note into shares of the Company’s common stock at a conversion ratio of one share of common stock for each $0.14 of principal amount of their note for a maximum potential aggregate of 714,285 shares of common stock; in addition, the investors were issued warrants to purchase an aggregate of 357,143 shares of common stock at an exercise price of $.14 per share that expire five years from the date of issuance.  Additionally, the convertible notes are secured by approximately 1.4 million restricted shares of the Company’s common stock held by a third party.  These collateral shares return to the Company and become canceled when the terms of the convertible notes have been satisfied.  The offer and sale of the securities underlying the Convertible Notes were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Sections 4(2) and Section 4(6) of the Securities Act of 1933 and/or Rule 506 of Regulation D adopted thereunder.

Effective May 9, 2008, a majority of our stockholders approved a written consent for the following items:

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appoint, elect and ratify Mike Sawtell to hold the same office of Sole Director of the Board of the Directors until the 2009 annual meeting of Company shareholders or written consent of shareholders in lieu thereof.

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ratify and approve the reservation of thirty five million shares (35,000,000) of our common stock for issuance under the approved 2007 Incentive and Non-Statutory Stock Option Plan and corresponding amendment to such plan;

-	ratify the appointment of Haskell & White LLP, to be our Independent Accountants for fiscal year 2008.

On May 13, 2008, our Board of Directors approved the re-pricing of compensation options granted in 2007 to purchase up to 3,355,000 shares of our common stock from a weighted average exercise price of $0.70 per share to a weighted average price of $0.27 per share; included in this re-price event were 875,000 options owned by the CFO of the Company.